OUR GOAL

WORLDWIDE



RACING
&ENTERTAINMENT24/7

MEC

2004

ANNUAL REPORT

COME ALONG FOR THE

Magna Entertainment Corp. (MEC) is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading simulcast suppliers of live racing content.

MEC is:

- **partnering** with other racetracks in the U.S. and around the world to deliver superior horse racing content to customers across the globe.
- **creating** a compelling entertainment destination near Miami with horse racing entertainment as the anchor.
- **expanding** its entertainment experience by adding sports bars, alternative gaming and innovative new wagering terminals that combine the thrill of horse racing with the excitement of slot machines.
- **broadening** its TV network reach to over 11 million homes across North America.

MEC is a publicly traded company whose shares trade on the Nasdaq National Market (MECA) and the Toronto Stock Exchange (MEC.SV.A).


RIDE!

MEC's worldwide satellite simulcast distribution now reaches over 2,000 locations in 27 countries.



Frank Stronach
Chairman of the Board

Now in our sixth year of operation, Magna Entertainment Corp. (MEC) remains on the right track.

Our strategic vision – to bring the excitement of MEC gaming and entertainment to a global audience – remains as compelling today as when it was first mapped out shortly after we became a public company.

Even though some of our brands are over a century old – household names like the Preakness® that are part of the cultural heritage of America – it is easy to forget that MEC is still a relatively young company. A number of the facilities we acquired were in need of refurbishment and redevelopment; the industry in which we operate was fragmented and losing ground to alternate forms of gaming, and it had failed to keep pace with advances in technology and changing customer preferences.

But we have made great strides since then. We have become the number one racetrack operator in North America, based on revenues, with some of America's greatest and most storied racetracks in our portfolio. This has given us economies of scale, the full benefits of which have not yet been realized. More importantly, it has given us a world-class, year-round horse racing product that is unmatched. The MEC racing signal is today exported to audiences around the world via electronic media such as satellite, cable, wireless technology and the Internet. We have established a foothold in the European market with the opening last year of Magna Racino™, a state-of-the-art entertainment facility offering live horse racing and wagering, sports gaming, VLTs, restaurants and entertainment venues. In the past year, we have begun development of our first entertainment destination center in North America at Gulfstream Park, just outside Miami. I strongly believe that it will become a prototype for the future of thoroughbred racing.

It takes time to rebuild and revitalize – but we are more than halfway to our goal. Our revenues have grown each and every year since becoming a public company. MEC is now focused on improving profitability and making our core operations more efficient, while also looking for new ways to grow our revenues. Our core product is world-class horse racing and wagering. It offers customers the excitement and athleticism of competitive sports action together with the thrill of gaming. That's a combination that's hard to beat. Horse racing and wagering will always serve as the anchor of any MEC entertainment package – whether it's live and in person at one of our tracks or delivered to customers digitally at home or in sports bars through television or the Internet.

The past year saw a number of U.S. states adopt legislation approving the addition of slot machines and VLTs at racetracks. This is a trend which I believe will continue to grow over time. I have always maintained that slots are not the answer to growing the horse racing and wagering business. However, I do believe that the addition of slot machines and VLTs at racetracks will give our industry – and MEC racetracks – the ability to compete on a more even playing field with other forms of gaming entertainment. Unfortunately, our industry continues to be burdened by antiquated and excessive regulations and we will continue to work constructively with various levels of government to establish common-sense regulations that protect the public but also give our industry the opportunity to grow and compete according to the same free enterprise principles that govern other industries. In essence, racetracks should be treated like any other business – free to establish their own hours of operation and free to give customers the ultimate say in determining the success of a business.

In closing, I wish to thank our shareholders for their support. Our business remains on track and on target for continued growth, and the underlying strengths and fundamentals which first drew investors to MEC have not changed. I also wish to thank the Executive Management Committee, which has been charged with the task of recommending spending reductions and identifying cost savings. I am confident that the Committee will produce tangible results in terms of improvements to our profitability and cost efficiency. Lastly, I wish to thank the many people who run our day-to-day operations – our racetrack managers and employees who work hard to provide our customers a first-rate entertainment experience.

Frank Stronach
Chairman of the Board
Magna Entertainment Corp.

Letter To Shareholders



Members of the Executive Management Committee, from left to right:

Donald Amos
Executive Vice-President and Chief Operating Officer

Joe DeFrancis
President, Maryland Jockey Club

Ron Charles
Executive Director, MEC California Operations

Dennis Mills
Vice-Chairman

Jim McAlpine
Vice-Chairman, Corporate Development

Thomas Hodgson
President and Chief Executive Officer and Chairman, Executive Management Committee

We are pleased to provide a review of our business highlights in 2004 and a brief overview of our future outlook and growth potential.

Race Track Operations

MEC's 2004 racing season got off to a great start in January as the Sunshine Millions®, an MEC creation, enjoyed its second successful year measured by attendance and handle. The purpose of this race day is to pit the best California-breds against the best Florida-breds. Purses for the day total $3.6 million. Horses are grouped in eight divisions, with four races run in California and four in Florida as a continuous card. TV coverage was provided by NBC.

Magna Racino™ opened in April in Ebreichsdorf, located thirty minutes south of Vienna, Austria. This racing and entertainment venue will also serve as an important hub for the international distribution of MEC racing and wagering.

In May, the 129th running of the Preakness Stakes®, at MEC's Pimlico Race Course, also produced records in terms of handle and attendance. And the excitement provided by Smarty Jones winning the second leg of the Triple Crown™ was a highlight of the day.

The 20th running of the Breeders' Cup World Thoroughbred Championships™ took place in October at MEC's Lone Star Park at Grand Prairie. This was a first for Texas and the Texans were up for it! All-sources handle exceeded $116 million for the day.

Many other great days of racing were held at MEC properties during 2004.

2004 marked the end of our leases at Bay Meadows in Northern California and also at Multnomah Greyhound Park in Oregon.

During the year we commenced redevelopment projects at two of our racetrack properties. Reconstruction of the racing surfaces, barn area and grandstand got underway at Gulfstream Park in May following completion of the 2004 meet. Despite the fall hurricanes, the track rebuilds and most of the barn-area reconstruction was completed in time for the opening of the 2005 season. The redevelopment of the grandstand and entertainment pavilion is expected to be completed in time for the beginning of the 2006 racing season.

In the summer, we began reconstruction of the racing surfaces at Laurel Park. Unseasonably wet weather delayed completion of the dirt track until December. The grass course is expected to be finished in time for Laurel's 2005 fall meet. Both Gulfstream (dirt and turf) and Laurel (dirt) tracks opened in January 2005 to rave reviews from horsepeople and racing fans, a credit to all the MEC personnel and contractors involved with these major undertakings.

These redevelopments are extremely important for the future of MEC. As you would expect with projects of this magnitude, profitability suffers during the period of redevelopment for many reasons. However, once these projects become fully operational, we expect to see an improvement in utilization and profitability.

Distribution

Customers wager on MEC's racing product from a variety of locations. Wagering takes place at MEC tracks and Off-Track Betting locations (OTBs); at tracks and OTBs owned by others; and, in certain jurisdictions, via the Internet and telephone. Casinos also operate race books where their customers wager on horse racing. As well, wagering is generated from a number of international and off-shore locations. MEC is active in making sure its racing product is broadly distributed to customers in all of these markets.

Profit varies by source of customer because of differences in wagering commissions and costs of distribution. Costs of producing the racing product also differ by market.

During the year, MEC's XpressBet® account wagering business continued to grow. XpressBet® customers can watch races via the Internet or on TV. HorseRacing TV™, MEC's television network, signed an agreement with the operator of the DISH Network™ that dramatically expanded our distribution throughout the United States. Horseracing TV™ is now available in over 11 million U.S. homes via cable and satellite. These are important distribution platforms for MEC racing and wagering.

We also introduced an exciting new electronic gaming device known as Horse Wizard™ – wagering technology that was engineered and developed by MEC. During the latter half of the year we began installing these simplified wagering terminals in branded Horse Wizard™ lounges across our network of racetracks. The Horse Wizard™ lounges have the look and feel of a Las Vegas casino and give our customers the opportunity to wager on live races through an interactive and easy-to-use terminal. We believe Horse Wizard™ is an excellent way of introducing novice players to the excitement of horseracing and wagering.

Also in 2004, we introduced another new and different type of wagering experience for our customers. Magna 5™, a Pick 5 wager that lets customers wager on five races, offers a lottery-type experience with life-changing payouts.

International

Approximately $85 billion per year is bet by customers in other countries on horse racing produced outside North America. We intend to distribute MEC and other U.S. racing to international markets as a means of growing our business. During 2004, we put in place a team to pursue this business opportunity and established relationships with a number of racetrack and betting shop operators in other countries to distribute racing signals internationally. We recently signed an agreement to represent Churchill Downs Inc. (CDI) in certain markets. This allows us to go to market with racing product from MEC and CDI as well as other operators. We expect these international activities to grow over time and become profitable. In the early stages, however, we are incurring costs ahead of revenues.

Alternative Gaming

Racetracks have typically been single-purpose entertainment venues – people went there to watch horse racing and wager. Today, racetracks in many jurisdictions are pursuing legislation to permit alternative forms of gaming such as slot machines or video lottery terminals (VLTs) at their locations. In 2004, MEC and others pursued legislation to permit slots or VLTs in several states in which we operate. Such initiatives were undertaken in California, Florida, Maryland, Michigan, Oklahoma, Pennsylvania, and Texas. Oklahoma and Pennsylvania have passed the required legislation and we expect that alternative gaming operations could be up and running, subject to licensing, at Remington Park before the end of 2005 and at The Meadows by the first quarter of 2006. Referenda or legislation favorable to permitting alternative gaming at racetracks failed in California, Maryland, Michigan and Texas. In Maryland and Texas, alternative gaming legislation will be pursued again in 2005. Other alternatives are being explored for California and Michigan. An amendment to the Florida State Constitution was approved in November 2004 that allows Broward County, in which Gulfstream Park is located, to hold a county-wide referendum to determine whether to approve alternative gaming at pari-mutuel facilities in the county. The referendum was held on March 8, 2005 in Broward County and preliminary results from the Supervisor of Elections state that voters have approved the referendum question and the Florida State Legislature is now required to enact alternative gaming legislation.

Alternative gaming represents an important source of revenue to fund our planned capital expenditure programs to upgrade our racetrack businesses and to attract new customers to MEC properties.

Real Estate Development

MEC owns large real estate holdings in some of the country's most populous and desirable markets. These holdings result from our ownership of racetracks in these markets. A significant portion of the real estate at each property is underutilized. We believe these underutilized lands would be ideal for the development of retail-entertainment complexes to compliment our primary racing and gaming activities. Properly developed, these lands could produce an economic return to MEC as well as bring thousands of people daily to the front doors of our major racetracks. Today we are working with Forest City Enterprises and Caruso Associates, two major developers, with respect to Gulfstream Park (Forest City) and Santa Anita and Golden Gate Fields (Caruso). Forest City and Caruso each have a proven track record in the areas of development, leasing and financing. We are enthusiastic to be working with companies of such high caliber and are optimistic that the anticipated developments will proceed to completion.

Regulatory Matters

We operate in a highly regulated business – in fact, we would say that it is far too regulated. That doesn't mean, however, that we don't believe in regulation. On the contrary, we support regulation with respect to the integrity of the game, and the health and safety of our employees, customers and the athletes involved in our sport. But we think we need to remove from the regulatory framework the provisions that permit local monopolies and otherwise favor one pari-mutuel participant over another. We also need to harmonize legislation between state and federal levels to permit national operators to thrive in America and compete internationally. MEC will continue to work constructively to bring about positive change in the regulatory area.

Governance

We have a clear vision of what we want MEC to become. We operate in a very complex business environment. And we have put together our company from scratch in just a few short years. Our plans have not unfolded exactly as anticipated, and while we know that our overall game plan is the right one, we also know that aspects of our plans will need to be modified as we move forward. Recognizing all of the above, in November, our Board of Directors established an Executive Management Committee, which has since been expanded, to provide strategic advice regarding the operations of the company. The members of this Committee have a broad range of professional disciplines and operational experience. The Committee will work with the Board and our business unit managers to steer the future direction of the company as we update and execute our strategic and annual business plans.

Future Outlook

Going forward, a number of different areas of our business represent significant potential for growth in revenues and profits, including: the redevelopment of our racing operations at Gulfstream Park and Laurel Park; the expanded distribution of racing and wagering via the Internet and television; the international opportunities; and the possibilities represented by alternative gaming and the development of our underutilized lands at several of our racetracks.

Acknowledgements

A great company is only as good as the people it associates with. In this regard, we want to thank the people who work for MEC's racetracks and business units, our suppliers and our distribution partners. We also wish to thank the breeders, owners and jockeys who together help us put on one of the greatest shows in sports entertainment. And we wish to thank our outstanding and committed employees and managers. Whether it's servicing customers in our lounges and bars, restaurants or racetracks, our employees and managers help make the MEC entertainment experience second to none.

We especially wish to thank our shareholders who have been strongly supportive of our company and our long-term vision. We remain passionately committed to our strategic vision and we believe that the steps we have taken in the past year will lead to growth in shareholder value. We also wish to thank the members of our Board of Directors for their commitment and dedication. Your wisdom and guidance are appreciated by management and by our shareholders.

Last but not least, a word of thanks to our customers – without you, we wouldn't have a business. You let us know when we do things right and you're not bashful about letting us know if you think there is a better way. We look forward with pride and enthusiasm as we continue to build MEC into a world-class electronic media wagering and entertainment company.

W. Thomas Hodgson
President and Chief Executive Officer and Chairman, Executive Management Committee
Magna Entertainment Corp.

Jim McAlpine
Vice-Chairman, Corporate Development
Magna Entertainment Corp.

Dennis Mills
Vice-Chairman
Magna Entertainment Corp.

Donald Amos
Executive Vice-President and Chief Operating Officer
Magna Entertainment Corp.

Joe DeFrancis
President
Maryland Jockey Club

Ron Charles
Executive Director
MEC California Operations



Right: Lone Star Park at Grand Prairie, Texas.

A BASE WORLDWIDE

MEC is North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers of live horse racing content to the international simulcast market.


Santa Anita Park

Right: Santa Anita Park, California.



Right: Magna Racino™, Austria.

A Great Asset Base

MEC facilities are located in some of the largest and most densely populated markets in the U.S. Approximately 53 million people – more than 15% of the total U.S. population – live in the metropolitan markets where MEC racetracks are located.

MEC also owns some of the most valuable and prestigious real estate addresses in the U.S. In total, our core land holdings exceed 3,000 acres and many of these properties are nestled in major urban areas. The following are some of MEC's premier racetrack properties:

RACINGPROPERTIES

Santa Anita Park

"The Great Race Place" is one of the most popular racetracks in North America and was home to the legendary thoroughbred Seabiscuit, the subject of a recent Hollywood motion picture. In 2003, Santa Anita opened a new high-energy sports bar called Sirona's™ which has become a popular destination for live entertainment.

Gulfstream Park

Gulfstream Park is one of the premier winter racing destinations in North America. The caliber of racing at the track has been greatly enhanced by new racetrack surfaces and the opening of Palm Meadows®, a state-of-the-art training center located in nearby Palm Beach County, Florida that provides stabling for up to 1,440 horses.

Pimlico Race Course

Pimlico is the home of the world-famous Preakness Stakes®, the middle jewel of the Triple Crown™. It is run each year on the third Saturday in May. In 2004, more than 100,000 people attended the 129th running of the Preakness Stakes®, while hundreds of thousands of people around the world wagered on the outcome of this American sports classic.

Lone Star Park at Grand Prairie

Lone Star is one of thoroughbred racing's most modern tracks, featuring a state-of-the-art simulcast pavilion. Lone Star hosted the 2004 Breeders' Cup World Thoroughbred Championships™ on October 30, 2004.

Magna Racino™

Opened in 2004, this new horse racetrack and gaming facility is the most recent addition to the MEC family. Magna Racino™ is located near Vienna, Austria and offers both thoroughbred and standardbred racing with a modern grandstand, gaming facility, sportsbook and entertainment venues.

Selected 2005 MEC Major Stakes Races

MEC's tracks offer more than 500 world-class stakes races with lucrative purses and draw huge on-track and live simulcast audiences. Here is a small selection for 2005:

Event	Date	Track	Purse
Sunshine Millions® Day	Jan. 29	Gulfstream Santa Anita	$3,600,000
Donn Handicap	Feb. 5	Gulfstream	$500,000
Santa Anita Handicap	Mar. 5	Santa Anita	$1,000,000
Florida Derby	Apr. 2	Gulfstream	$1,000,000
Santa Anita Derby	Apr. 3	Santa Anita	$750,000
Pimlico Special	May 20	Pimlico	$500,000
The Preakness®	May 21	Pimlico	$1,000,000
Lone Star Million Day	May 30	Lone Star	$1,000,000
The Adios	Aug. 13	The Meadows	$500,000
Confederation Cup	Aug. 21	Flamboro	Cdn$650,000
Maryland Million Day	Oct. 8	Laurel	$1,000,000

CAPITALIZING ON NETWORK

An Expanding List of Live Racing Content

MEC Owned/Operated Racetracks

- Santa Anita Park
- Gulfstream Park
- Lone Star Park at Grand Prairie
- Golden Gate Fields
- Laurel Park
- Pimlico Race Course
- The Meadows
- Thistledown
- Flamboro Downs
- Remington Park
- Portland Meadows
- Great Lakes Downs
- Magna Racino™
- Colonial Downs

Major MEC Simulcast Partners

- Arlington International Racecourse
- Atlantic City Casino Assn.
- Balmoral Park/Maywood
- Calder Race Course
- Canterbury Park
- Capital District OTB
- Catskill OTB
- Charles Town Races
- Churchill Downs
- Connecticut OTB
- Delaware Park
- Emerald Downs
- Fairgrounds Race Course
- Hawthorne National LLC
- Keeneland Association
- Louisiana Downs
- Monmouth Park
- Mountaineer Park
- Nassau/Suffolk OTB
- Nevada Pari-Mutuel Association
- New Jersey Sports & Exposition Authority
- New York City Off-Track Betting
- New York Racing Association
- Penn National Race Course
- Philadelphia Park
- Retama Park
- Sam Houston Race Park, LTD
- Suffolk Downs
- Tampa Bay Downs
- Turf Paradise
- Turfway Park
- Western Regional OTB
- Woodbine

MEC is reaching out and partnering with companies to strengthen its competitive position within the horse racing industry and to broaden the reach and scope of horse racing entertainment.

We're Partnering with Horsemen and Breeders

The Sunshine Millions®, an MEC-created racing and entertainment experience, is an example of how MEC is working together with horsemen and breeders to provide horse racing enthusiasts with an exciting and innovative product.

The annual event pits top California-breds against top Florida-breds in a head-to-head, coast-to-coast showdown and has quickly established itself as one of thoroughbred racing's richest days of racing. Carried live on NBC Sports, the Sunshine Millions® features total purse money of $3.6 million.

We're Partnering with Major Sponsors

Ten of MEC's racetracks are located in the top 25 media markets in the U.S., making MEC an attractive partner for advertisers and sponsors. In 2004, MEC signed a multiyear sponsorship agreement with Pepsi-Cola Inc. that makes Pepsi the exclusive soft drink supplier at 10 North American racetracks and gives Pepsi the right to use MEC trademarks and advertise on HorseRacing TV™.

Marketing opportunities for advertisers and sponsors include on-track signage, advertising in race programs, television spots on MEC's HorseRacing TV™, pop-up banners on XpressBet® and direct mail programs.

OFPARTNERS

We're Partnering with Other Racetracks

In addition to races from MEC tracks, MEC is partnering with other racetracks in the U.S. and around the world to create enhanced viewing packages for the benefit of racing fans. In the past year, MEC has expanded its network of simulcast partners.

We're Partnering with Satellite and Cable Providers

MEC continued to broaden its audience base in 2004 by expanding distribution of HorseRacing TV™ to new markets. MEC more than quadrupled the number of homes that can view HorseRacing TV™ through a carriage agreement with DISH Network™ for distribution of HorseRacing TV™. Total distribution between DISH Network™ and local cable systems now exceeds 11 million homes in the U.S.

We're Partnering with Real Estate Developers

During 2004, MEC and Forest City Enterprises, Inc. announced a management agreement regarding the planned development of The Village of Gulfstream Park™, a lifestyle and entertainment complex incorporating retail shops, restaurants, cinemas and entertainment facilities, creating a compelling retail-entertainment destination, with Gulfstream Park as the anchor attraction.



VLTs at Magna Racino™, Austria.

EXPANDINGTHE

Alternative gaming, particularly in the form of slots and video lottery terminals (VLTs), is increasingly becoming part of the competitive landscape in the racing industry.







Artist's rendering of the proposed Meadows slot facility in Pennsylvania.

Slots excitement at Flamboro Downs Canada.

Alternative Gaming

Racetracks and pari-mutuel wagering facilities have experience in managing licensed gaming operations and are therefore logical locations for new state-sanctioned slot machines and VLTs. MEC is well-positioned to add slot machines and VLTs at certain of its racetrack facilities, which are located in states that have authorized slot machines and VLTs.

Voters Back Slots Initiatives

During 2004, voters in several U.S. states approved initiatives that will allow the introduction of VLTs or slot machines at racetracks and other pari-mutuel wagering facilities.

In Oklahoma, the new State-Tribal Gaming Act allows MEC's Remington Park to apply for a license to operate 650 electronic gaming devices, subject to a possible increase in future years to a maximum of 750.

The Pennsylvania Race Horse Development and Gaming Act makes The Meadows eligible to apply for one of seven gaming licenses available to racetracks in Pennsylvania. The license would permit The Meadows to operate between 1,500 and 3,000 slot machines with the potential to expand in the future.

ENTERTAINMENT EXPERIENCE

In Florida, a majority of state-wide voters approved an amendment to the Florida State Constitution that permits certain counties to hold a referendum on whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing or games during each of the last two years. A referendum was held in Broward County, in which Gulfstream Park is located, on March 8, 2005. Based on preliminary results announced by the Broward County Supervisor of Elections on March 9, 2005, voters approved the referendum question. The Florida State Legislature is now required to enact alternative gaming legislation with an effective date not later than July 1, 2005, which should entitle Gulfstream Park to apply for a license to operate slot machines.

As a result of new gaming revenues from the addition of slot machines, MEC expects to boost purses and improve the quality of racing at its racetracks, while also creating an expanded entertainment offering for its customers.

Flamboro Downs: Trots, Slots and Jackpots

MEC's Flamboro Downs racetrack, which offers customers year-round live harness racing and wagering, houses a gaming facility operated by the Ontario Lottery and Gaming Corporation. The gaming facility, located within the racetrack, contains 750 VLTs.

Magna Racino™

During 2004, MEC opened Magna Racino™, a state-of-the-art racetrack and casino entertainment complex near Vienna, Austria. The grandstand features wagering pavilions, a sportsbook, a sports broadcasting center, several bars and a panoramic restaurant, as well as an entertainment hall including a stage for live performances. Magna Racino™'s mix of integrated gaming and racing is the prototype of possible future MEC entertainment facilities in North America.



Right: MEC's national account wagering service, XpressBet®, permits customers to wager on races over the Internet and by telephone.

MEC TO SIMPLIFY

MEC continues to invest in new technologies to make wagering easier and more entertaining for its growing worldwide customer base.



Above: MEC continues to invest in new technologies to make wagering faster and easier.

Above right: Friends gather at home to watch and wager on live horse racing entertainment through HRTV™ and XpressBet®.

Right: Horse Wizard™s in action.

HORSE WIZARD™

Making Wagering More Customer-Friendly

In 2004, MEC launched Horse Wizard™, an innovative new wagering terminal that combines the excitement of pari-mutuel wagering and live horse racing with the fun and simplicity of slot machines.

The Horse Wizard™'s slot-like feel and ease of play is designed to bring new fans to the sport of horse racing by delivering a horse racing experience through a wagering terminal. Horse Wizard™ made its debut at Santa Anita Park in September 2004 and was introduced to racing fans at MEC's Lone Star Park at Grand Prairie during the 2004 Breeders' Cup World Thoroughbred Championships™.

WAGERINGPROCESS

With Horse Wizard™, fans are able to wager on live races through a touch screen. Horse Wizard™ players can pick their horses through an easy-to-understand, payout information screen or they can obtain advice from one of three virtual handicappers: Solid Sam™, Gypsy Rose™ and Major Mac™. A player card inserted into the machine accesses an account that records all wagers, enabling players to enjoy the excitement of live horse racing without ever having to leave their seats.

These simplified wagering terminals are located in MEC Horse Wizard™ lounges that have a casino-like feel and atmosphere. In addition to Santa Anita Park and Lone Star Park at Grand Prairie, MEC has established Horse Wizard™ lounges at Golden Gate Fields, Laurel Park and Magna Racino™ in Austria. MEC is currently offering other pari-mutuel operators around the world the opportunity to help grow their horse racing business through the introduction of Horse Wizard™ terminals at their facilities.

XpressBet®

HorseRacing TV™

XpressBet® and HRTV™: Wagering Over the Internet and by Telephone

MEC's national account wagering service, XpressBet®, permits customers to wager on races over the Internet and by telephone, subject to legal restrictions. With an XpressBet® account, customers can wager online at www.xpressbet.com or over the phone at 1-866-88XPRESS on races at over 100 North American racetracks as well as on races in Australia, South Africa and Dubai. It also provides up-to-the-minute racing information, live odds and results, real-time audio and video streaming, an easy-to-use betting screen and no membership or per wager fees. MEC's HorseRacing TV™ network gives XpresssBet® customers the opportunity to watch and wager on live races from the comfort and convenience of their own living rooms, while MEC's RaceONTV™ focuses on the marketing and distribution of North American horse racing via satellite to licensed off-track betting facilities and racetracks throughout Europe and other international markets.

MAGNA 5 PICK FIVE™

Magna 5 Pick 5™

In 2004, MEC launched a new wagering experience for its customers – a Pick 5 wager known as Magna 5™. Sponsored by XpressBet®, the Magna 5™ offers customers the opportunity to wager each week on five races run at MEC tracks. For a minimum wager of $2, the Magna 5™ offers a fast-paced format, a guaranteed pool of $500,000 and the chance to win large payoffs.

Right: Horse Wizard™ Lounge at Santa Anita Park.





Right: MEC is enhancing the entertainment and dining experience at its race tracks.

LAYINGTHE

MEC continues to provide its customers with enhanced entertainment experiences at all of its locations and is transforming some of its key urban market properties into world-class entertainment destination centers.



Right: Artist's renderings of the proposed Gulfstream Park Redevelopment.



OTBs and Sports Bars

With over 35 OTB facilities under management, MEC is one of the largest OTB operators in North America. The OTB market has become an increasingly important factor in expanding MEC's customer base, growing overall wagering revenues and delivering more wagering opportunities to a much broader audience. In 2003, MEC opened Sirona's™, a prototype high-energy sports bar located at Santa Anita Park. In addition to live horse racing and wagering action, customers at Sirona's™ are able to enjoy a variety of professional sports on four big-screen TVs and more than 20 other screens located throughout the restaurant and bar.

FORTHEFUTURE OFRACING

Hospitality

A key part of MEC's focus on the total customer experience involves offering quality hospitality services at all of its venues. MEC provides customers with a wide range of delicious, quality food and beverage choices – everything from gourmet dining at racetrack restaurants to grandstand concessions.

On-Track Entertainment

During 2004, MEC continued to introduce a diverse mix of entertainment experiences at its racetracks, including live concerts. Sunshine Millions® race day events included everything from skydivers and tropical beach parties to calypso bands and samba dancers, as well as national contests, prizes and give-aways.

The Gulfstream Park Redevelopment

In 2004, MEC began a $145 million redevelopment of Gulfstream Park that will include the construction of a new grandstand. In addition, MEC plans to build a mixed-use retail, entertainment and residential project called "The Village at Gulfstream Park™." The project is part of an overall plan to turn Gulfstream Park into a major entertainment destination center within the State of Florida.



Right: Aerial view of Gulfstream Park showing its surrounding high-density residential area and property boundaries.

MEC Financial Review – 2004

Management's Discussion and Analysis of Results of Operations and Financial Position	19
Management's Responsibility for Financial Reporting and Report of the Independent Auditors	34
Consolidated Statements of Operations and Comprehensive Income (Loss)	35
Consolidated Statements of Cash Flows	36
Consolidated Balance Sheets	37
Consolidated Statements of Changes in Shareholders' Equity	38
Notes to the Consolidated Financial Statements	39
Supplementary Financial Information, including Reconciliation of Non-GAAP to GAAP Financial Measures	66
Corporate Directory	Inside Back Cover

Management's Discussion and Analysis of Results of Operations and Financial Position

Magna Entertainment Corp.

The following discussion of our results of operations and financial position should be read in conjunction with our consolidated financial statements for the year ended December 31, 2004.

Overview

Magna Entertainment Corp. ("MEC", "we" or the "Company") owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, Ontario, Canada and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Throughout 2004, we operated or managed twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. Subsequent to December 31, 2004, we have ceased operations at one of our thoroughbred racetracks and at our only greyhound track. These were operations in leased facilities and the leases were not renewed for 2005. In addition, we operate off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai and a European account wagering service known as MagnaBet™. We also own and operate HorseRacing TV™ ("HRTV™"), a television network focused on horse racing that we initially launched on the Racetrack Television Network ("RTN"). We are in ongoing discussions with cable and satellite operators with the goal of achieving broader distribution for HRTV™. In July 2004, HRTV™ entered into a carriage agreement with the operator of the Dish Network™, which dramatically expanded HRTV™'s distribution throughout the United States. HRTV™ is currently distributed to more than 11 million cable and satellite TV subscribers. RTN, in which we have a minority interest, was formed to telecast races from our racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, we launched RaceONTV™ in Europe to provide North American racing content from our racetracks and other U.S. racetracks that have agreed to participate in our international distribution network to locations outside North America. We also own a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of our thoroughbred racetracks, we own and operate thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. We also own and operate production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to our racetracks, we own a significant real estate portfolio, which includes two golf courses and related recreational facilities as well as three residential developments in various stages of development in Austria, the United States and Canada. We are also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the excess land surrounding, or adjacent to, certain of our premier racetracks. We have entered into a predevelopment management agreement with Forest City Enterprises, Inc. with respect to the planned development of "The Village at Gulfstream Park™", an 80-acre, mixed-use retail, entertainment and residential project at Gulfstream Park. While we are exploring the development of some of our real estate, we intend to continue to sell our remaining Non-Core Real Estate (which had a book value of $2.5 million as of December 31, 2004) and may also sell our residential developments and certain other real estate in order to generate additional capital for our racing business.

The amounts described below are based on our consolidated financial statements, which we prepare in accordance with U.S. generally accepted accounting principles ("GAAP").

2004 Developments and Initiatives

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which we operate. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction, there are a number of factors which will determine the viability and profitability of such an operation at one of our racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licenses, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with us, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom we purchased the racetrack in question. Alternative gaming legislation has passed in each of Pennsylvania and Oklahoma during the past year and there is a pending legislative initiative active in Florida.

The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licenses to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licenses to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities which successfully apply for slot machine licenses will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horse racing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses and on the Pennsylvania horse racing industry in general. We intend to pursue an application for a slot machine license at The Meadows, our racetrack in the Pittsburgh area, in accordance with the requirements of the legislation and associated regulations without delay. The PGCB, created under the legislation to implement and oversee licensee gaming operations, has been fully constituted but has not yet released the operating regulations or form of licensee application. We are closely monitoring this process and will be in a position to pursue our application as soon as the PGCB permits.

The Pennsylvania Race Horse Development and Gaming Act has been subjected to legal challenge by various groups, a move that was not unanticipated at the time of the passage of this legislation. These legal challenges are currently in the courts and are being vigorously defended by both the State of Pennsylvania and interested industry representatives.

Under new legislation that was approved by the citizens of the State of Oklahoma in a referendum held on November 2, 2004, Remington Park, our Oklahoma City racetrack, will be permitted, subject to licensing, to operate 650 electronic gaming machines, subject to increases of an additional 50 machines in each of the third and fifth years after the issuance of the applicable license. One of the pre-conditions to Remington Park's right to operate gaming machines under the new legislation was the ratification of a model tribal-state gaming compact by at least four Oklahoma Native American tribes which has now occurred. The Oklahoma Horse Racing Commission ("OHRC") is empowered under the legislation to oversee licensees' applications and operations and continues to work on the form of regulations and applications it will require. We intend to closely monitor this process and to be in a position to pursue our license application as soon as the OHRC permits.

On November 2, 2004, Amendment 4 to the Florida State Constitution was approved, permitting the governing bodies of Broward and Miami-Dade counties to each hold a county-wide referendum on whether to authorize slot machines within existing, licensed pari-mutuel facilities that have conducted live racing during each of the last two years. The referendum was scheduled for vote in Broward County, where Gulfstream Park is located, on March 8, 2005. Based on preliminary unofficial results on March 9, 2005, from the Broward County Supervisor of Elections, voters in Broward County have approved the referendum question by majority vote, which means that slot machines are authorized at qualifying pari-mutuel facilities in Broward County, subject to the enactment of applicable legislation and licensing. Pursuant to Amendment 4, the state legislature is now required to adopt implementing legislation in the next regular legislative session, with an effective date no later than July 1, 2005. We have entered into an agreement with Broward County, identical in principal terms to agreements entered into by the three other pari-mutuel facilities in that County, that contains, among other things, provision for payment to the County of 1.5% of Gross Terminal Revenues up to a level of $250.0 million of Gross Terminal Revenues and 2.0% on Gross Terminal Revenues in excess. If the Broward County referendum is approved and officially certified, we are required to enter into an agreement with the city in which Gulfstream Park is located, Hallandale Beach, providing for, among other things, a payment of a percentage of Gross Terminal Revenues to that city. In 2004, we committed $2.5 million to the advancement of the state-wide referendum campaign and in 2005, we have committed up to an additional $3.0 million to the county referendum and state legislative campaigns.

The redevelopment of Gulfstream Park commenced in 2004. The project includes significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course. It also includes the construction of a modern clubhouse/grandstand offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park is approximately $145 million, which we are partially financing through a $115 million construction loan from our parent company, MI Developments Inc. ("MID") (see "Working Capital, Cash and Other Resources" below). Our goal is to minimize the disruption to the 2005 Gulfstream Park race meet during the construction period. To that end, the new racing surfaces were completed prior to the start of the 2005 meet. However, since the project entails the demolition of a substantial portion of the current buildings and related structures, temporary facilities have been erected to house the 2005 meet. The new clubhouse/grandstand facility is expected to be operational for the 2006 Gulfstream Park race meet. Although the redevelopment is being scheduled to minimize any interference with Gulfstream Park's racing season, with a project of this magnitude, there will be a temporary disruption of Gulfstream Park's operations during the 2005 meet and there is a risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations during the meet would result in a reduction in the revenues and earnings generated at Gulfstream Park during that meet.

The redevelopment of the racing surfaces at Laurel Park also commenced in 2004. The project includes significant modifications and enhancements to the racing surfaces, including the construction of a new, wider turf course. As a result of the redevelopment, Laurel Park's 2004 summer meet, which ran from July 31, 2004 to August 27, 2004, and the fall meet, which ran from November 4, 2004 to December 31, 2004, were moved to Pimlico Race Course. The new dirt track was completed in January 2005 and the new turf track is scheduled to be completed prior to the start of Laurel Park's 2005 summer meet, which commences on August 6, 2005. We are also considering a redevelopment of the entire stable area at Laurel Park. In the event that we proceed with this redevelopment as currently contemplated, it would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if this redevelopment is completed is approximately $3.1 million. If we decide to proceed with this redevelopment and obtain the approval of our Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If we proceed, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there would likely be a temporary disruption to Laurel Park's operations during the racing season and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

We are also considering a redevelopment of the clubhouse/grandstand at The Meadows. In the event that we obtain a slot machine license for The Meadows and this development were to proceed as currently contemplated, it would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if this redevelopment is completed is approximately $8.3 million. If we decide to proceed with this redevelopment and obtain the approval of our Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If we proceed, our goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there would likely be a temporary disruption of The Meadows' operations and there is a risk that the redevelopment would not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at The Meadows.

The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc., the current owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004 and expires on April 30, 2005, unless extended by all parties. Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and OTB facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, we are uncertain as to the likelihood of a renewal of this agreement on comparable terms.

In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc., our wholly-owned subsidiary, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. The commitment was fulfilled by December 31, 2004.

We believe that the European marketplace offers significant potential growth for the export of MEC's horse racing. RaceONTV™ is our new service, based near Vienna, Austria, that offers simultaneous broadcasts of North American horse races and other racing content directly to wagering operations located outside of North America. RaceONTV™ commenced operations during the first quarter of 2004. On April 4, 2004, we opened our newest racetrack, Magna Racino™, near Vienna, Austria. We anticipate hosting 50 days of live racing annually at the Magna Racino™ in a mixed thoroughbred and standardbred meet. On September 4, 2004, a gaming facility at the Magna Racino™ was opened, which includes an entertainment venue, as well as alternative gaming and a race and sports book operated by third parties under commission-based agreements with us.

In October 2003, we signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc., ("Forest City") and various MEC affiliates anticipating the ownership and development of a portion of the Gulfstream Park racetrack. In April 2004, we signed a Pre-Development Management Agreement which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of this Agreement, Forest City paid $1 million to MEC in consideration for their right to work exclusively with MEC on this project and to secure the performance of their obligations under the Agreement. Forest City and MEC then collectively developed a Business Plan that upon completion, Forest City provided an additional $1 million to MEC. These two deposits have been reflected as other accrued liabilities on our consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Pre-Development Management Agreement, MEC may be responsible for additional equity contributions, however to December 31, 2004, we have not made any such contributions.

In April 2004, we signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various MEC affiliates to develop certain undeveloped lands surrounding our Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, we deposited $200,000 into a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. We have contributed an additional $200,000 in 2004. The deposits have been reflected as other assets on our consolidated balance sheets. The Company is continuing to explore these developmental opportunities, but to December 31, 2004 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible for additional equity contributions, however to December 31, 2004, we have not made any such contributions.

On July 13, 2004, we were advised by MID of its intention to make an unsolicited offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock that were not owned by MID at that time. On September 16, 2004, we were advised of MID's decision not to proceed with its offer.

On August 24, 2004, MI Racing Inc., our wholly-owned subsidiary, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing Co., LLC ("Richmond Racing") for approximately $4.2 million. The consideration included cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million, which bears interest at 5% per annum. MI Racing Inc. also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and to conduct thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. MI Racing Inc. also has an option to repurchase the property and associated racetrack license of Great Lakes Downs from Richmond Racing in the event we are unsuccessful in obtaining a racetrack license for the proposed Romulus, Michigan racetrack or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack license.

We have applied for horse racing licenses in certain other jurisdictions, including the Detroit, Michigan area where we have proposed to develop a new racetrack, subject to regulatory and other approvals. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of our subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary, that owns the land in Romulus, Michigan for $33.5 million. The option expires on June 30, 2005. If we are unable to obtain a racing license for this site, or if we are unable to renew this option arrangement with MID upon its expiry, then we would incur a write-down of the costs that have been incurred with respect to entitlements on this property and in the pursuit of this license. At December 31, 2004, we have incurred approximately $2.8 million of costs related to this property and in pursuit of the license.

Management's Discussion and Analysis of Results of Operations and Financial Position

Magna Entertainment Corp.

On November 1, 2004, certain of our wholly-owned subsidiaries entered into access agreements with Magna International Inc. and one of its subsidiaries ("Magna") for their use of our golf courses and associated clubhouse, meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario and Fontana Sports in Oberwaltersdorf, Austria. The agreements, which expire on December 31, 2014, stipulate annual fees of Cdn. $5.0 million, retroactive to January 1, 2004, and Euro 2.5 million, retroactive to March 1, 2004, respectively, for the use of the Magna Golf Club and Fontana Sports facilities, which were recognized in the fourth quarter of 2004. In addition, Magna has a right of first refusal to purchase the Magna Golf Club and Fontana Sports.

On December 23, 2004, we announced we would not renew the lease on Multnomah Greyhound Park in Portland, Oregon when the lease expired on December 31, 2004. MEC purchased the operating rights for the greyhound track in October 2001. Multnomah Greyhound Park had a loss before income taxes in 2004 of $2.6 million.

The lease on our Bay Meadows site expired December 31, 2004 and as a result, certain fixed assets were disposed of for $1.0 million, which resulted in a loss of $0.1 million being recognized on this transaction in 2004. Although we are continuing to explore alternative venues, including vacant land that we purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex, this project is still in the early stages of planning and is subject to regulatory and other approvals. Our operating results will be materially adversely affected at least until such time as an alternative venue can be opened or additional revenue source arrangements secured. There can be no assurance that operating at an alternative venue in the future will be as profitable as our Bay Meadows operation has been. Bay Meadows had earnings before income taxes in 2004 of $3.1 million.

Racing Operations

Information about our racing operations is set forth below.

			Year ended December 31, 2004			
Tracks/Operation	Date Acquired	Local Market Population[1] (in millions)	Racing Season	Live Racing Days	Total Handle[2] (in millions)	Revenue[2] (in millions)
Santa Anita Park - *Los Angeles*	Dec. 1998	10.9	Jan. 1 to Apr. 18 and Dec. 26 to 31 The Oak Tree Meet – Sep. 29 to Oct. 31	84 26	$1,021.9 231.3[3]	$142.1
Gulfstream Park - *Miami*	Sept. 1999	4.3	Jan. 3 to Apr. 25	91	823.3	78.2
Lone Star Park - *Dallas*	Oct. 2002	5.1	Apr. 15 to Jul. 11 and Oct. 1 to Oct. 31	81	360.8	71.6
Bay Meadows[4] - *San Francisco*	Nov. 2000	5.7	Apr. 7 to Jun. 20 and Sep. 3 to Nov. 7	104	479.1	60.6
Golden Gate Fields - *San Francisco*	Dec. 1999	5.2	Jan. 1 to Apr. 4 and Nov. 10 to Dec. 31	105	501.2	59.6
Pimlico Race Course[5] - *Baltimore*	Nov. 2002	5.2	Mar. 31 to Jun. 6 and Sep. 8 to Oct. 3	137	461.6	57.6
Laurel Park[5] - *Baltimore*	Nov. 2002	6.6	Jan. 5 to Mar. 28, Jul. 22 to Aug. 27 and Oct. 6 to Dec. 31	58	310.9	47.0
The Meadows - *Pittsburgh*	Apr. 2001	2.8	All year	206	238.0	38.5
Thistledown - *Cleveland*	Nov. 1999	3.0	Apr. 8 to Dec. 31	183	224.7	31.7
XpressBet® - *National*	Apr. 2001	N/A	All year	N/A	132.3	29.6
Flamboro Downs - *Hamilton, Ontario*	Apr. 2003	3.5	All year	258	102.8	27.1
Remington Park - *Oklahoma City*	Nov. 1999	1.1	Mar. 20 to May 31 and Jul. 30 to Nov. 28	93	92.6	19.4
Portland Meadows - *Portland*	July 2001	2.0	Jan. 1 to Apr. 24 and Oct. 16 to Dec. 31	78	70.5	14.8
Magna Racino™ - *Ebreichsdorf, Austria*	Apr. 2004	2.5	Apr. 4 to Oct. 31	50	4.1	5.8
Great Lakes Downs - *Muskegon, Michigan*	Feb. 2000	1.2	Apr. 25 to Oct. 30	118	55.7	5.4
Multnomah Greyhound Park[4] - *Portland*	Oct. 2001	2.0	May 1 to Oct. 9	92	14.5	3.4
						TOTAL: $692.4

(1) Population residing within 40 miles of each of our racetracks, except for Santa Anita Park and Magna Racino™ (30 miles), The Meadows (50 miles) and Great Lakes Downs (50 miles). Data from Urban Systems Inc.
(2) Amounts comprising total handle and revenue include inter-company transactions for our racetracks, account wagering operations and separate OTB facilities, for both our importing and our exporting facilities.
(3) Rental and other revenues earned from The Oak Tree Meet are included in Santa Anita Park's revenue.
(4) The Bay Meadows and Multnomah Greyhound Park leases expired on December 31, 2004 and were not renewed.
(5) The Maryland Jockey Club manages Colonial Downs in New Kent, Virginia and Colonial Downs' network of Virginia OTB facilities. Colonial Downs had 34 days of live thoroughbred racing and 32 days of live standardbred racing during 2004. Management fees earned from the management of Colonial Downs are included in Pimlico Race Course and Laurel Park's revenue.

Our primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore we bear no risk of loss with respect to any wagering conducted. We retain a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage we retain, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or OTB facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

We derive our gross wagering revenues from the following primary sources:

- Wagers placed at our racetracks or our OTB facilities on live racing conducted at our racetracks;
- Wagers placed at our racetracks' simulcast wagering venues or our OTB facilities on races imported from other racetracks;
- Wagers placed at other locations (i.e. other racetracks, OTB facilities or casinos) on live racing signals exported by our racetracks; and
- Wagers placed by telephone or over the Internet by customers enrolled in XpressBet® or MagnaBet™, our account wagering programs.

Wagers placed at our racetracks or our OTB facilities on live racing conducted at one of our racetracks produce more net revenue for us than wagers placed on imported racing signals, because we must pay the racetrack sending us its signal a fee generally equal to 3% to 4% of the amount wagered on its race. Wagers placed on imported signals, in turn, produce more revenue for us than wagers placed on our signals exported to off-track venues (i.e. other racetracks, OTB facilities or casinos), where we are paid a commission generally equal to only 3% to 4% of the amount wagered at the off-track venue on the signal we export to those venues. Revenues from our telephone and Internet account wagering operations vary depending upon the source of the signal upon which the wager is placed.

We also generate non-wagering revenues consisting primarily of commissions earned from the Flamboro Downs slot facility, food and beverage sales, program sales, admissions income, parking revenues, sponsorship revenues and revenues from the rental of our facilities to other racing operators.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® and MagnaBet™ systems; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Set forth below is a list of the total live race days by racetrack for the years ended December 31, 2004, 2003 and 2002 as well as of those live race days during our ownership or operation of the racetracks.

	Year ended 12/31/04		Year ended 12/31/03		Year ended 12/31/02	
	Total	During Our Ownership/Operation	Total	During Our Ownership/Operation	Total	During Our Ownership/Operation
Largest Racetracks						
Santa Anita Park(1)	84	84	86	86	84	84
Gulfstream Park	91	91	89	89	90	90
Golden Gate Fields	105	105	106	106	103	103
Bay Meadows	104	104	105	105	105	105
Laurel Park	58	58	142	142	107	18
Lone Star Park	81	81	103	103	103	15
Pimlico Race Course	137	137	71	71	110	-
	660	660	702	702	702	415
Other Racetracks						
The Meadows	206	206	207	207	210	210
Thistledown	183	183	188	188	187	187
Flamboro Downs	258	258	262	188	257	-
Remington Park	93	93	82	82	105	105
Portland Meadows	78	78	86	86	47	47
Great Lakes Downs	118	118	118	118	118	118
Magna Racino™	50	50	-	-	-	-
	986	986	943	869	924	667
Total	1,646	1,646	1,645	1,571	1,626	1,082

(1) Excludes The Oak Tree Meet which consisted of 26 days in 2004, 32 days in 2003 and 26 days in 2002.

We recognize revenue prior to our payment of purses, stakes, awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "purses, awards and other" in our consolidated financial statements.

Our operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

Seasonality

Most of our racetracks operate for prescribed periods each year. As a result, our racing revenues and operating results for any quarter will not be indicative of our racing revenues and operating results for any other quarter or for the year as a whole. Because five of our largest racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields, run live race meets principally during the first half of the year, our racing operations have historically operated at a loss in the second half of the year, with our third quarter generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Real Estate Operations

We characterize our real estate as follows:

Revenue-Producing Racing Real Estate

- real estate at our racetracks used in our racing operations;

Excess Racing Real Estate

- excess real estate at our racetracks that we are considering developing with strategic partners;

Development Real Estate

- real estate not at our racetracks that is under development, or that we are holding for development, either as a racetrack or other project;

Revenue-Producing Non-Racing Real Estate

- developed real estate not at our racetracks that is currently generating revenue for us; and

Non-Core Real Estate

- non-core real estate that we are holding for sale.

As of December 31, 2004, the aggregate net book values of our real estate properties is as follows:

	$ millions
Revenue-Producing Racing Real Estate	677.3
Excess Racing Real Estate	98.3
Development Real Estate	50.6
Revenue-Producing Non-Racing Real Estate	83.5
Non-Core Real Estate	2.5
	912.2

Included in our Excess Racing Real Estate is land adjacent to several of our racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™, totaling approximately 786 acres. We are considering a variety of options with respect to this excess land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who could be expected to provide the necessary financing.

Our Development Real Estate, which is largely undeveloped, includes approximately 27 acres of land in Oberwaltersdorf, Austria, located approximately 20 miles south of Vienna, Austria; approximately 800 acres of land in upstate New York; approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento; approximately 491 acres of land in Ocala, Florida; 157 acres of land in Palm Beach County, Florida, adjacent to our Palm Meadows® training facility, which is currently in the initial stages of development as a residential community; and approximately 21 acres of land in Aurora, Ontario, adjacent to one of our golf courses, which is currently under development for a residential community.

Our Revenue-Producing Non-Racing Real Estate consists of two golf courses that we own and operate, Fontana Sports and Magna Golf Club. Fontana Sports, which opened in 1997, is a semi-private sports facility located in Oberwaltersdorf, Austria that includes an 18-hole golf course, a tennis club, and a clubhouse which contains a dining facility, a pro shop and a fitness facility. The Magna Golf Club, an 18-hole golf course in Aurora, Ontario, adjacent to our and Magna's headquarters approximately 30 miles north of Toronto, opened in May 2001. The clubhouse was completed in the spring of 2002 and contains a dining facility, a members' lounge, a pro shop and a fitness facility.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. We base our estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, we evaluate our estimates. However, actual results could differ from those estimates under different assumptions or conditions.

Our significant accounting policies are included in Note 1 to our consolidated financial statements. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment of Intangible and Long-Lived Assets

Our most significant intangible assets are racing licenses which represent the value attributed to licenses to conduct race meets acquired through our acquisition of racetracks. In accordance with Financial Accounting Standards Board Statement No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", intangibles are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if discounted cash flows from operations net of the fair value of the long-lived assets is less than the carrying amount of the racing license.

Under Financial Accounting Standards Board Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets", our long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, we assess the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

We believe the accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on our consolidated operating results and on the amount of assets reported on our consolidated balance sheets.

Future Income Tax Assets

At December 31, 2004, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. We evaluate quarterly the realizability of our future tax assets by assessing our valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, then there could be a material impact on our consolidated tax expense or recovery and on the amount of future tax assets reported on our consolidated balance sheets.

Stock-Based Compensation

Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation", provides companies an alternative to accounting for stock-based compensation. The pronouncement encourages, but does not require, companies to recognize an expense for stock-based awards based on their fair value at date of grant. SFAS 123 allows companies to continue to follow the intrinsic method which does not give rise to an expense, provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. We account for stock based compensation under the intrinsic value method and provide pro-forma disclosure as required by SFAS 123. In December 2004, the Financial Accounting Standards Board issued a revision to SFAS 123 which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Statement of Operations based on their fair values. Pro-forma disclosure is no longer an alternative. The Company is currently reviewing the alternatives for implementation of this revised standard and has not yet determined the methodology for implementation or the impact on the Company's financial statements.

Litigation

In the ordinary course of business, we may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on our financial position.

Related Party Transactions

Refer to Note 18 to our consolidated financial statements, which describes all material related party transactions.

Results of Operations

The following is a discussion and comparison of our results of operations and financial position for the years ended December 31, 2004, 2003 and 2002.

Year Ended December 31, 2004 Compared to December 31, 2003

Racing operations

In 2004, we operated our largest racetracks for 42 fewer live race days compared to the prior year, primarily due to the cancellation of the quarter horse meet at Lone Star Park and The Maryland Jockey Club's desired reduction in race days. Pimlico Race Course and Laurel Park combined had 195 live race days in 2004 as compared to 213 live race days in 2003. Our other racetracks operated an additional 117 live race days in 2004, compared to the prior year, primarily due to the completion of the acquisition of Flamboro Downs on April 16, 2003 which added 70 live race days, the opening of Magna Racino™ on April 4, 2004 which added 50 live race days, the return of the spring quarter horse meet at Remington Park which added 11 live race days, partially offset by 8 fewer live race days at Portland Meadows as a result of Portland Meadows' desired reduction in race days.

Revenues from our racing operations were $691.6 million in 2004, compared to $687.2 million in 2003, an increase of $4.4 million or 0.6%. The 2003 revenues include $8.5 million of revenue generated on the sale of excess land at Golden Gate Fields. The increase is primarily attributable to the acquisition of Flamboro Downs on April 16, 2003, the opening of our newest racetrack, Magna Racino™, near Vienna, Austria on April 4, 2004, increased decoder revenues at our California racetracks as a result of revenue being recognized for amounts previously in dispute, increased attendance and wagering at Pimlico on the Preakness Stakes®, increased revenues earned at Lone Star Park at Grand Prairie as a result of hosting the 2004 Breeders' Cup™ and increased stall rent at Palm Meadows®, our thoroughbred training center in Palm Beach County, Florida, partially offset by fewer live race days at our largest tracks and reduced on-track and inter-track wagering revenues at several of our facilities due to lower average daily attendance.

In 2004, gross wagering revenues from our racing operations decreased $2.6 million or 0.5% to $559.3 million, compared to $561.9 million in 2003, primarily due to a number of the factors noted above. Non-wagering revenues in 2004 increased 5.6% to $132.3 million compared to $125.2 million in 2003, primarily due to the opening of Magna Racino™, the acquisition of Flamboro Downs, increased decoder revenues at our California racetracks, increased admissions and parking revenues at The Maryland Jockey Club due to increased attendance during the Preakness Stakes®, increased commissions earned at Lone Star Park at Grand Prairie as a result of the 2004 Breeders' Cup™ and increased stall rent at Palm Meadows®. As a percentage of gross wagering revenues, non-wagering revenues increased from 22.3% in 2003 to 23.6% in 2004, primarily as a result of the same factors. The sale of excess lands at Golden Gate Fields in 2003 of $8.5 million was included in non-wagering revenues.

Purses, awards and other increased 1.0% to $340.0 million in 2004 from $336.8 million in 2003, primarily due to increased wagering at Pimlico during the Preakness Stakes®, the opening of Magna Racino™ for live racing and the acquisition of Flamboro Downs, partially offset by reduced gross wagering revenues at several of our facilities in 2004. As a percentage of gross wagering revenues, purses, awards and other increased from 59.9% in 2003 to 60.8% in 2004, primarily due to the mix of wagers made, the states the wagers were made in and the mix of on-track versus off-track wagering.

Operating costs in our racing operations increased $28.0 million to $287.4 million in 2004, from $259.4 million in 2003, primarily due to the opening of Magna Racino™ for live racing, pre-operating and start-up costs related to RaceONTV™ and other European business developments, the acquisition of Flamboro Downs, additional distribution and production costs at HRTV™ as a result of the carriage agreement with the operator of the Dish Network™ and increased costs at Santa Anita Park with the opening of an entertainment facility including a new restaurant and sports bar. As a percentage of total racing revenues, operating costs increased from 37.7% in 2003 to 41.6% in 2004, primarily due to the factors described above.

General and administrative expenses in our racing operations increased $0.3 million to $67.0 million in 2004 compared to $66.7 million in 2003. General and administrative expenses in 2004 include approximately $2.7 million of costs that relate to the start-up of our European business units. Excluding the start-up costs associated with our European operations, general and administrative expenses decreased $2.4 million from 2003 as a result of focused efforts to reduce costs. Corporate costs included in general and administrative expenses declined approximately $0.9 million as a result of reduced salaries and wages, which were largely offset by expenses related to Sarbanes-Oxley requirements, bank service charges, increased rent at our head office and costs incurred with MID's decision not to proceed with an unsolicited offer to take MEC private. As a percentage of total racing revenues, general and administrative expenses remained constant at 9.7% in 2004 and 2003, primarily due to cost containment efforts and higher racing revenues.

Real estate and other operations

Revenues from real estate and other operations were $40.0 million in 2004, compared to $21.8 million in 2003. The increase in revenues is primarily attributable to the sale of four Non-Core Real Estate properties in 2004 and higher annual dues and initiation fee revenues from our Magna Golf Club and Fontana Sports facilities as a result of increased membership at both facilities. In 2004, the sale of four Non-Core Real Estate properties generated revenues of $16.4 million and income before income taxes of $9.6 million. In 2003, only one Non-Core Real Estate property was sold generating revenue of $2.6 million which was equal to the carrying value of the property.

Predevelopment and other costs

Predevelopment and other costs were $20.5 million in 2004, compared to $8.8 million in 2003. Predevelopment and other costs in the current year represent costs of $13.5 million incurred pursuing alternative gaming opportunities in states where we currently operate, $2.7 million on the development of a simplified wagering machine that will simplify the pari-mutuel wagering process for the customer, $1.3 million of costs relating to the Laurel Park redevelopment and $3.0 million of costs relating to development initiatives undertaken to enhance our racing operations. In 2003, the predevelopment and other costs that we incurred represented costs of $4.2 million pursuing alternative gaming opportunities, a $0.8 million write-off of information technology costs which were determined to have no future benefit, $0.7 million of disposal costs related to excess real estate at Golden Gate Fields and $3.1 million of costs relating to developmental initiatives undertaken to enhance our racing operations.

Depreciation and amortization

Depreciation and amortization increased $5.6 million from $31.9 million in 2003 to $37.5 million in 2004, primarily due to depreciation at Magna Racino™, which commenced operations on April 4, 2004 and increased depreciation at our Palm Meadows® training center related to additional stall and dormitory construction, partially offset by reduced depreciation at Gulfstream Park as a result of the write-down of long-lived assets recorded in the second quarter of 2004 and at Remington Park as a result of the write-down of long-lived assets recorded in the fourth quarter of 2003.

Interest income and expense

Our net interest expense for 2004 increased $10.5 million to $24.1 million from $13.6 million in 2003. The higher net interest expense is primarily attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003, the issuance of a 15 million Euro term loan facility in the first quarter of 2004, borrowings on our Corporate revolving credit facility as well as less interest being capitalized with respect to projects under development. In 2004, $4.0 million of interest was capitalized with respect to projects under development, compared to $7.3 million in the prior year.

Write-down of long-lived assets

As a result of the major redevelopment of the Gulfstream Park racetrack, which entails the demolition of a substantial portion of the current buildings and related structures, and the redevelopment of Laurel Park's racing surfaces, a write-down of long-lived assets was necessary. As a result, we have recognized non-cash write-downs of $26.3 million and $0.4 million relating to Gulfstream Park and Laurel Park's long-lived assets, respectively, during the year ended December 31, 2004.

Income tax provision

We recorded an income tax benefit of $1.7 million on a loss before income taxes of $97.3 million in the year ended December 31, 2004, whereas in the year ended December 31, 2003 we recorded an income tax benefit of $58.4 million on a loss before income taxes of $163.5 million. The income tax benefit recorded for 2004 of $1.7 million represents a reduction in enacted income tax rates in Austria, which resulted in a revaluation of our European net future tax liabilities, partially offset by income tax expense recognized at our Canadian operations and in certain U.S. operations that are not included in our U.S. consolidated income tax return. Our effective income tax rate for 2003, adjusted for equity income, was 35.5%.

Year Ended December 31, 2003 Compared to December 31, 2002

Racing operations

In the year ended December 31, 2003, we operated our largest racetracks for an additional 287 live race days compared to the prior year. The overall increase in live race days at those racetracks is primarily attributable to our acquisitions of The Maryland Jockey Club and Lone Star Park at Grand Prairie, which were both acquired in the fourth quarter of 2002.

Our other racetracks operated an additional 202 live race days in the year ended December 31, 2003, compared to the prior year, primarily due to the acquisition of Flamboro Downs on April 16, 2003, additional live race days at Portland Meadows as a result of the 2002 live race meet concluding early in order to permit construction of a storm water retention system, partially offset by a decrease in live race days at Remington Park as a result of our desired reduction in race days at that location.

Revenues from our racing operations were $687.2 million in 2003, compared to $522.6 million in 2002, an increase of $164.5 million or 31.5%. The increase is primarily attributable to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, which generated additional revenues in 2003 of $95.5 million, $59.7 million and $20.5 million, respectively, partially offset by reduced revenues due to lower average daily attendance and decreased on-track wagering activity at certain of our facilities. Also contributing to the decline was a generally weak United States economy and inclement weather experienced in the year, particularly in the northeast region of the United States where several of our facilities are located, which resulted in live race day and simulcast signal cancellations. As noted previously, 2003 racing revenues include $8.5 million of revenue generated on the sale of excess real estate at Golden Gate Fields.

In 2003, gross wagering revenues from our racing operations increased 24.7% to $561.9 million, compared to $450.7 million in 2002, primarily due to the acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, partially offset by declines in average daily attendance which resulted in lower volumes of on-track live and import handle and related revenues at certain of our facilities. Non-wagering revenues in 2003 increased 74.2% to $125.2 million, compared to $71.9 million in 2002, primarily due to our recent acquisitions. As a percentage of gross wagering revenues, non-wagering revenues increased from 15.9% in 2002 to 22.3% in 2003 primarily as a result of the $8.5 million of revenue from the sale of excess real estate at Golden Gate Fields included in non-wagering revenues, commissions earned from the Flamboro Downs slot facility and sponsorship revenues earned at Lone Star Park at Grand Prairie, The Maryland Jockey Club and on the Sunshine Millions®.

Purses, awards and other increased to $336.8 million in 2003 from $276.0 million in 2002, primarily due to the increase in gross wagering revenues for the period. As a percentage of gross wagering revenues, purses, awards and other decreased from 61.2% in 2002 to 59.9% in 2003 primarily due to the mix of wagers made, the states the wagers were made in, the mix of on-track versus off-track wagering and purse subsidies received by The Maryland Jockey Club which lowered their purse expense.

Operating costs increased $76.0 million to $259.4 million in 2003. The increased operating costs included additional operating costs of $68.4 million incurred by our recent acquisitions, The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs, $8.5 million of costs related to the sale of excess real estate at Golden Gate Fields and additional rent expense incurred at our Bay Meadows facility of $2.9 million, partially offset by operating cost reductions at our other racetracks. As a percentage of total racing revenues, operating costs increased from 35.1% in 2002 to 37.7% in 2003. The increase in operating costs as a percentage of revenues was primarily the result of additional costs incurred by our recent acquisitions, the sale of the excess real estate at Golden Gate Fields and additional rent expense incurred at our Bay Meadows facility. Excluding these factors, operating costs as a percentage of total racing revenues were 26.1% in 2003. Other factors contributing to higher operating costs in 2003 were start-up costs related to HRTV™, Palm Meadows® and the inaugural running of the Sunshine Millions®.

General and administrative expenses were $66.7 million in 2003, compared to $41.5 million in 2002. As a percentage of total racing revenues, general and administrative expenses increased from 7.9% in 2002 to 9.7% in 2003. The increased costs included an additional $13.2 million of costs incurred by our recent acquisitions which were not included in the comparable prior year period and higher costs of our head office.

Real estate and other operations

Revenues from real estate and other operations were $21.8 million in 2003, compared to $26.6 million in 2002. The decrease in revenues is primarily attributable to lower sales of Non-Core Real Estate in the current period, partially offset by increased revenues from our Magna Golf Club operations as a result of new members. In 2002, there were four Non-Core Real Estate properties sold, which generated revenues of $8.9 million and income before income taxes of $2.2 million. In 2003, only one Non-Core Real Estate property was sold generating revenue of $2.6 million which was equal to the carrying value of the property.

Predevelopment and other costs

Predevelopment and other costs were $8.8 million in 2003, compared to $2.3 million in 2002. Predevelopment and other costs in the current period represent costs of approximately $4.2 million incurred pursuing alternative gaming opportunities in states where we currently operate, $0.8 million of information technology costs which have been determined to have no future benefit, $0.7 million of disposal costs related to the excess real estate at Golden Gate Fields and $3.1 million of costs relating to development initiatives undertaken to enhance our racing operations. In the prior year, the predevelopment and other costs that we incurred were all related to development initiatives that were undertaken to enhance our racing operations.

Write-down of long-lived and intangible assets

Pursuant to SFAS 144 and SFAS 142, our long-lived assets, racing licenses and other intangible assets were tested for impairment after completion of our annual business planning process. As a result of the assets' carrying value at December 31, 2003 exceeding their fair value at certain of our business units, we recognized a non-cash impairment charge of $3.9 million related to long-lived assets and a non-cash impairment charge of $130.9 million related to the racing licenses and other intangible assets.

Depreciation and amortization

Depreciation and amortization increased $9.1 million to $31.9 million in 2003, primarily as a result of our recent acquisitions recording additional depreciation and amortization of $7.7 million and increased depreciation and amortization on recent fixed asset additions.

Interest income and expense

Our net interest expense for 2003 increased $12.9 million to $13.6 million from $0.7 million in 2002. The higher net interest expense is attributable to the issuance of $150.0 million of convertible subordinated notes in June 2003 and the issuance of $75.0 million of convertible subordinated notes in December 2002, as well as higher levels of long-term debt related to our acquisitions of The Maryland Jockey Club, Lone Star Park at Grand Prairie and Flamboro Downs. In 2003, $7.3 million of interest was capitalized with respect to projects under development, compared to $2.7 million in the prior year period.

Income tax provision

We recorded an income tax recovery of $58.4 million on losses before income taxes of $163.5 million in 2003, compared to an income tax recovery of $8.6 million on losses before income taxes of $23.0 million in 2002. Our effective income tax rate in 2003, adjusted for equity income, was 35.5%, compared to 36.6% in 2002, primarily due to additional income tax expense of $3.7 million related to a change in Canadian enacted income tax rates and increased non-deductible expenditures.

Year Ended December 31, 2002 Compared to December 31, 2001

Racing operations

Revenues from our racing operations were $522.6 million in 2002, compared to $459.4 million in 2001, an increase of $63.2 million or 13.8%. The increase resulted primarily from additional live race days at Gulfstream Park, the acquisition of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, the acquisition of Lone Star Park at Grand Prairie in October 2002 and The Maryland Jockey Club in November 2002, the launch of XpressBet® in California in January 2002 and improved results at Santa Anita Park.

In 2002, gross wagering revenues for our racing operations increased 14.4% to $450.7 million, compared to $394.0 million in 2001, primarily as a result of the additional live race days at Gulfstream Park, increased average daily handle at Santa Anita Park and the completion of our acquisitions, partially offset by decreased revenues at certain of our racetracks as a result of lower average daily attendance, fewer live race days and a generally weak U.S. economy. Non-wagering revenues in 2002 increased 9.9% to $71.9 million compared to $65.4 million in 2001. Contributing to the increase in non-wagering revenues were increases in revenues from parking, racing and concert admissions, program sales and food and beverage operations related to the increase in live race days and due to our acquisitions.

Purses, awards and other increased by 13.4% to $276.0 million in 2002 from $243.4 million in 2001 primarily due to the increase in gross wagering revenues for the year. As a percentage of gross wagering revenue, purses, awards and other decreased from 61.8% in 2001 to 61.2% in 2002. Operating costs increased to $183.4 million in 2002 from $152.6 million in 2001. The increased operating costs included $24.4 million related to acquisitions or new business units not included in the prior year. As a percentage of total racing revenues, operating costs increased from 33.2% in 2001 to 35.1% in 2002. The increase in operating costs as a percentage of revenue was primarily the result of an increase in insurance costs of $3.6 million, start-up costs of $1.3 million related to XpressBet® and the launch of HorseRacing TV™ and an increase in utility costs of approximately $0.8 million.

Racing general and administrative expenses were $41.5 million in 2002, compared to $31.1 million in 2001. As a percentage of total racing revenues, general and administrative expenses increased from 6.8% in 2001 to 7.9% in 2002. The increased costs included $4.9 million of costs related to acquisitions or new business units not included in the prior year and higher costs of our head office, as several members of our corporate and group management teams joined late in the second quarter of 2001 and during 2002.

Real estate operations

Revenues from real estate operations were $26.6 million in 2002, compared to $59.7 million in 2001. Income before income taxes from real estate activities decreased to a loss of $0.1 million in 2002 from income of $21.5 million in 2001. These decreases are primarily attributable to the lower level of sales of Non-Core Real Estate in 2002. In 2002, we had gains on the sale of Non-Core Real Estate of $2.2 million, compared to gains of $20.4 million during 2001.

Predevelopment and other costs

Predevelopment and other costs were $2.3 million in 2002 compared to $3.2 million in 2001. The decrease in predevelopment and other costs was a result of lower activity on certain development projects in the current year.

Write-down of long-lived and intangible assets

Pursuant to SFAS 144 and SFAS 142, our long-lived assets and racing licenses were tested for impairment after completion of our annual business planning process. As a result of declining attendance and related revenues at Remington Park and Great Lakes Downs, operating profits and cash flows were lower than expected in 2002. Based on these results, the earnings forecasts for these two racetracks were revised and we recognized a non-cash impairment charge of $14.7 million related to our long-lived assets and a non-cash impairment charge of $2.8 million related to the racing licenses in 2002.

Depreciation and amortization

Depreciation and amortization decreased $3.4 million from $26.2 million in 2001 to $22.8 million in 2002, primarily as a result of the implementation of SFAS 142. The implementation of SFAS 142 resulted in the cessation of amortization of goodwill and intangible assets that meet the criteria for indefinite life, effective January 1, 2002. The impact of SFAS 142 was to reduce depreciation and amortization expense by $8.0 million from the prior year, which has been partially offset by increased depreciation and amortization of fixed assets for our acquisitions and increased depreciation on recent fixed asset additions.

Interest income and expense

Our net interest expense for the year ended December 31, 2002 decreased $2.0 million to $0.7 million from $2.7 million in 2001. The lower net interest expense is attributable to the capitalization of interest on certain properties under development in the current year, interest earned on increased cash balances on hand and a reduction of debt for the majority of the year.

Income tax provision

We recorded an income tax benefit of $8.6 million on a loss before income taxes of $23.0 million in 2002, compared to an income tax provision of $9.3 million on income before income taxes of $22.8 million in 2001. Our effective income tax rate in 2002 was 37.4%, compared to 41.0% in 2001, primarily as a result of the income tax recovery recorded on our write-down of long-lived and intangible assets, which did not reflect any state tax recovery.

Liquidity and Capital Resources

Year Ended December 31, 2004

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $45.5 million to a use of cash of $45.3 million in 2004 from a source of cash of $0.2 million in 2003, primarily due to decreased earnings in 2004 adjusted for the write-downs of long-lived and intangible assets. In 2004, cash provided from non-cash working capital balances was $8.8 million compared to cash provided from non-cash working capital balances of $13.6 million in 2003. Cash provided from non-cash working capital balances of $8.8 million in 2004 is primarily due to an increase in accounts receivable, partially offset by increases in accounts payable, accrued salaries and wages, other accrued liabilities and deferred revenues at December 31, 2004 compared to the respective balances at December 31, 2003.

Investment activities

Cash used in investment activities in 2004 was $120.7 million, including expenditures of $139.9 million on real estate property and fixed asset additions and $0.6 million on other asset additions, partially offset by $19.8 million of net proceeds received on the disposal of Non-Core Real Estate and fixed assets. Expenditures on real estate property and fixed asset additions in 2004 consisted of $41.7 million on the Gulfstream redevelopment, $36.6 million on Magna Racino™, $19.4 million at The Maryland Jockey Club, $12.1 million for construction at our Palm Meadows® training center, $9.7 million on maintenance capital improvements, $4.0 million on the entertainment facility including a new restaurant and sports bar at Santa Anita Park, $0.8 million for the purchase of land in Ocala, Florida and $15.6 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and technology operations.

Financing activities

Cash provided by financing activities was $117.3 million in 2004 arising from the issuance of debt of $142.6 million, the utilization of our credit facilities of $29.5 million, the issuance of $0.9 million of share capital on the exercise of stock options, partially offset by repayments of long-term debt of $55.7 million. The issuance of debt of $142.6 million is comprised primarily of $75.0 million of debt incurred by The Santa Anita Companies, Inc., $23.4 million of debt (net of loan origination expenses of $3.0 million) incurred by Gulfstream Park from a financing transaction with MID, debt of $23.6 million incurred by one of our European subsidiaries, debt incurred by another of our European subsidiaries of $18.4 million, $1.3 million of debt incurred by Pimlico Racing Association, Inc. and debt incurred to fund the purchase of a mobile video screen that will be used at our racetracks of $0.9 million.

Year Ended December 31, 2003

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $19.5 million to $0.2 million in 2003 from $19.7 million in 2002 primarily due to lower net income. In 2003, cash provided by non-cash working capital balances was $13.6 million compared to cash provided by non-cash working capital balances of $0.4 million in 2002 primarily as a result of the collection of a receivable during 2003 from a land sale which was recorded in a prior year.

Investment activities

Cash used in investment activities in 2003 was $109.3 million, including expenditures of $106.0 million on real estate property and fixed asset additions and $16.5 million on other asset additions, including $12.1 million on our acquisition of the master lease on the Portland Meadows racetrack and an interest in the underlying real estate and $4.3 million on our 30% equity investment in AmTote International, Inc., partially offset by $13.2 million of net proceeds received on the disposal of real estate and fixed assets. Expenditures relating to real estate property and fixed asset additions in 2003 were comprised of $31.9 million for our Austrian racetrack under development, $29.4 million for the construction of our Palm Meadows® training center, maintenance capital improvements of $16.2 million, $4.9 million for the construction of our horse bedding manufacturing facility in North Carolina, $3.7 million for the purchase of land adjacent to the Pimlico Race Course, $2.1 million for improvements at Lone Star Park at Grand Prairie and $17.8 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and account wagering and television related activities.

Financing activities

Cash provided by financing activities was $100.8 million in 2003. We issued $150.0 million of 8.55% convertible subordinated notes in June 2003 which are due June 15, 2010 and received net proceeds of $145.0 million. Our revolving credit facility of $49.5 million was repaid early in the year from proceeds on the sale of Non-Core Real Estate received late in 2002. One of our subsidiaries had borrowed $6.7 million under an operating facility as at December 31, 2003. We incurred additional long-term debt of $16.1 million and made repayments of $17.5 million.

Year Ended December 31, 2002

Operating activities

Cash provided by operations before changes in non-cash working capital decreased $6.6 million in 2002 compared to 2001. The decrease was attributable to decreases in net income, depreciation and amortization, future income taxes and gains on disposal of real estate properties, partially offset by write-downs of real estate and intangible assets and equity earnings. In 2002, cash provided from non-cash working capital balances was $0.4 million.

Investment activities

Cash used in investment activities in 2002 was $226.2 million, including $146.3 million spent on acquisitions, primarily for Lone Star Park at Grand Prairie and The Maryland Jockey Club, expenditures of $107.2 million on real estate property and fixed asset additions and $26.6 million in other asset additions, partially offset by $53.9 million of proceeds received on the sale of Non-Core Real Estate. Expenditures relating to real estate property and fixed assets for 2002 included $42.0 million for the construction of our Palm Meadows® training center, $23.3 million for our Austrian racetrack under development, $8.1 million for the completion of our Magna Golf Club clubhouse, $7.6 million for the purchase of 435 acres of land in Ocala, Florida and maintenance capital improvements of $9.9 million. The remaining $16.3 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of our properties and account wagering and television related activities. Other asset additions included our cash advance of $23.1 million to Ontario Racing Inc. related to the purchase of Flamboro Downs.

Financing activities

Cash provided by financing activities was $249.2 million in 2002 arising from the issuance of share capital for $142.4 million, net of issue expenses, and convertible subordinated notes for $72.2 million, net of issue expenses, and utilization of our revolving credit facility for $49.5 million, partially offset by the net repayment of long-term debt of $14.9 million.

Working Capital, Cash and Other Resources

Our net working capital, excluding cash and cash equivalents and bank indebtedness, was ($62.4) million at December 31, 2004, compared to ($45.3) million at December 31, 2003. The decreased investment in net working capital, excluding cash and cash equivalents and bank indebtedness, was primarily related to an increase in current assets excluding cash and cash equivalents of $14.3 million, partially offset by an increase in current liabilities excluding bank indebtedness and the current portion of long-term debt of $31.4 million.

In December 2004, certain of our subsidiaries entered into a project financing arrangement with MID for the reconstruction of facilities at Gulfstream Park of $115 million. The project financing is made by way of progress draw advances to fund reconstruction. The loan has a ten-year term from the completion date of the reconstruction project. The anticipated completion date for the Gulfstream Park reconstruction project is the first quarter of 2006. Prior to the completion date, amounts outstanding under the loan will bear interest at a floating rate equal to 2.55% per annum above MID's notional cost of borrowing under its floating rate credit facility, compounded monthly. After the completion date, amounts outstanding under the loan will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, we will make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. The loans contain cross-guarantee, cross-default and cross-collateralization provisions. The loan is guaranteed by The Meadows and is collateralized principally by first-ranking security over the lands forming part of the race track operations at Gulfstream Park and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream Park and over all other assets of Gulfstream Park and The Meadows, excluding licenses and permits. At December 31, 2004, $26.4 million was outstanding under the Gulfstream Park loan. We incurred loan origination expenses of $3.0 million, which have been recorded as a reduction of the outstanding loan balance. The loan balance will be accreted to its face value over the term to maturity.

In December 2004, certain of our subsidiaries also entered into a binding term sheet with MID for project financing to fund part of the proposed redevelopment at The Meadows for $77 million. The project financing for The Meadows redevelopment would be on substantially the same terms as the project financing for the Gulfstream Park redevelopment and would be guaranteed by our subsidiary that owns and operates Gulfstream Park and would be cross-defaulted with the Gulfstream Park loan. The Meadows project financing is contingent on a number of events, including the issuance of a licence to The Meadows to operate slot machines and additional financing from other sources.

In December 2004, one of our European subsidiaries entered into a financing arrangement which is collateralized by an assignment of the future amounts receivable under the Fontana Sports access agreement. We received proceeds of 17.6 million Euros in December 2004 that is repayable in nine annual installments of 2.5 million Euros commencing January 1, 2006 until the ninth installment has been made in 2014. The interest rate implicit in the arrangement is 5.17%. At December 31, 2004, $23.9 million was outstanding under this arrangement. On February 18, 2005, one of our Canadian subsidiaries entered into a similar arrangement that is collateralized by an assignment of the future amounts receiveable under the Magna Golf Club access agreement. We received proceeds of $13.7 million Cdn. that is repayable in three annual installments of $5.0 million Cdn. commencing January 1, 2006, until the third installment has been made in 2008. The interest rate implicit in the arrangement is 5.08%.

One of our subsidiaries, The Santa Anita Companies, Inc. ("SAC"), is party to a secured term loan facility that was scheduled to mature on November 30, 2004, however, on October 7, 2004, the facility was amended and extended until October 7, 2007, subject to a further extension at SAC's option to October 7, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at either the U.S. Prime rate or LIBOR plus 2.0% per annum. Effective November 1, 2004, we have entered into an interest rate swap contract and fixed the rate of interest at 5.38% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under the amended and extended facility. The loan facility is guaranteed by the Los Angeles Turf Club, Incorporated ("LATC"), our wholly-owned subsidiary, and is secured by a First Deed of Trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. At December 31, 2004, $73.8 million was outstanding under this fully drawn facility.

In October 2004, the credit agreement for our $50.0 million senior secured revolving credit facility was amended and extended until October 10, 2005, and may be further extended with the consent of both parties. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of our subsidiaries which own and operate Golden Gate Fields and Santa Anita Park. At December 31, 2004, we had borrowed $27.5 million and issued letters of credit totaling $21.9 million under this facility. On February 18, 2005, we amended our credit agreement including the financial covenants for the facility effective December 31, 2004 and accordingly, at December 31, 2004, we were in compliance with the amended agreement and related financial covenants. However, our ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or our results of operations, adverse regulatory developments and other events beyond our control. It is possible that we may not be able to meet the financial covenants under our $50.0 million senior revolving credit facility, as currently stated, at the quarterly reporting dates during the remaining term of the facility, which expires on October 10, 2005, unless extended with the consent of both parties. If we fail to comply with these financial covenants and the bank is unwilling to waive such a covenants breach or amend the agreement and related financial covenants, it will result in the occurrence of an event of default under the facility, and the lender could therefore demand repayment. In addition, as a result of a cross-default provision in The Santa Anita Companies, Inc. term loan facility, a default under the senior secured revolving credit facility would also constitute an event of default under The Santa Anita Companies, Inc. term loan facility, unless waived by the lender, and the lender could therefore demand repayment.

A subsidiary of the Company, Pimlico Racing Association, Inc., had a $10.0 million revolving credit loan facility that was scheduled to mature on September 7, 2004, but was extended until October 28, 2004, at which date, the facility was converted to a term loan facility, which matures on December 15, 2019. The term loan facility, which bears interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum, is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of The Maryland Jockey Club. At December 31, 2004, $10.0 million was outstanding under this term loan facility.

In March 2004, one of our European subsidiaries entered into a 15 million Euro term loan facility secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum. At December 31, 2004, $20.3 million was outstanding under this facility, which matures on December 15, 2006.

In June 2003, we issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions on or after June 2, 2006. At December 31, 2004, all of the notes remained outstanding.

In December 2002, we issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of our Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at our option, under certain conditions on or after December 21, 2005. At December 31, 2004, all of the notes remained outstanding.

One of our European subsidiaries is party to a Euro denominated term loan facility, secured by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2004, $20.3 million was outstanding on this facility which matures on February 9, 2007.

One of our subsidiaries has issued a promissory note denominated in Canadian dollars, secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. At December 31, 2004 the note is valued at $38.8 million and is repayable in annual installments of $2.1 million with the remaining amount due in June 2007.

Also, two of our subsidiaries, which are part of The Maryland Jockey Club, are party to secured term loan facilities that bear interest at 5.0% and 7.0% per annum, respectively. Both term loans have interest rate adjustment clauses that reset to the market rate for U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2004, $17.8 million and $4.5 million, respectively, were outstanding under these fully drawn term loan facilities which mature on December 1, 2013 and June 7, 2017, respectively.

On November 27, 2002, contemporaneous with our acquisition of The Maryland Jockey Club, we granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to us, at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2004, this obligation has been reflected on our balance sheet as long-term debt due after one year.

At December 31, 2004, we had cash and cash equivalents of $60.6 million, bank indebtedness of $27.5 million and total shareholders' equity of $578.7 million. At December 31, 2004, we were in compliance with all of our debt agreements and related covenants.

We expect that during 2005, we will be required to seek additional debt and/or equity financing in order to fund our current planned operations and the implementation of our strategic plan, including capitalizing on future growth opportunities. We also intend to generate cash by monetizing certain of our receivables, selling some of our real estate holdings and other assets and/or entering into leases or similar arrangements with respect to such real estate holdings or other assets in order to fund our current planned operations and certain portions of our strategic plan. If additional financing or other sources of funds are not available to us as needed, or are not available on terms that are acceptable to us, our business, operations and financial condition may be materially adversely affected, including, without limitation, our ability to add alternative gaming to our racetracks where permitted or improve or expand our operations as planned.

We believe that our current cash resources, cash flow from our racing and real estate operations, including proceeds from the anticipated sales of Non-Core Real Estate and other assets will be sufficient to finance our operations and our maintenance capital expenditure program during the next year. We are currently in active discussions to secure additional financing and sources of funds from, and may enter into transactions with, a variety of public and private sources, which could include MID.

Contractual Obligations

Our commitments to make future payments consist primarily of repayments of long-term debt including capital lease obligations and an amount due to our parent, obligations under operating and facility leases, construction commitments and other long-term liabilities. Our contractual obligations at December 31, 2004 are as follows:

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
($ thousands)					
Long-term debt	17,762	176,970	10,347	62,070	267,149
Convertible subordinated notes	-	-	75,000	150,000	225,000
Capital lease obligations	1,320	2,772	2,904	29,964	36,960
Operating leases(1)	1,371	872	70	-	2,313
Facility leases	1,779	1,579	1,337	532	5,227
Construction and development project commitments	78,600	-	-	-	78,600
Other long-term liabilities	11,919	-	-	-	11,919
	112,751	182,193	89,658	242,566	627,168

(1) Operating lease obligations do not include contingent rental payments.

Qualitative and Quantitative Disclosures About Market Risk

Our primary exposure to market risk related to financial instruments (or the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates and commodity prices) is with respect to our investments in companies with a functional currency other than the U.S. dollar. Fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar and the Euro will result in fluctuations in shareholders' equity and comprehensive income. We have generally not entered into derivative financial arrangements for currency hedging purposes, and have not and will not enter into such arrangements for speculative purposes.

Additionally, we are exposed to interest rate risk. Interest rates are sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control.

Our future earnings, cash flows and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR and EURIBOR. Based on interest rates at December 31, 2004 and our current credit facilities, a 1% per annum increase or decrease in interest rates on our short-term credit facility and other variable rate borrowings would not materially affect our annual future earnings and cash flows. Based on borrowing rates currently available to us, the carrying amount of our debt approximates its fair value.

In order to mitigate a portion of the interest rate risk associated with The Santa Anita Companies, Inc. term loan facility, we have entered into an interest rate swap contract. Under the terms of this contract, we receive a LIBOR based variable interest rate and pay a fixed rate of 5.38% on a notional amount of 40% of the outstanding balance under the credit facility, which is $73.8 million as at December 31, 2004. The maturity date of this contract is October 31, 2007.

Accounting Developments

Under Staff Accounting Bulletin 74, we are required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of SFAS 123. Statement 123(R) supersedes APB Opinion No. 25 ("APB 25") and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS 123, however, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Statement of Operations based on their fair values. Pro-forma disclosure is no longer an alternative. As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, however, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro-forma net loss and loss per share in Note 20 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Statement 123(R) must be adopted no later than July 1, 2005. The Company is currently reviewing the Statement, but has not yet determined the methodology it will follow for implementation, or the impact on the Company's financial statements.

The United States Securities and Exchange Commission ("SEC") has recently announced that the use of the residual method to value acquired assets other than goodwill is prohibited. Instead, a direct value method must be used to determine the fair value of intangible assets. The SEC announcement is effective for business combinations consummated after September 29, 2004 and also requires companies to perform the annual impairment test using a direct value method on all identifiable assets that were previously valued using the residual method no later than the beginning of January 1, 2005. Although the Company is currently reviewing this announcement, the impact, if any, on the Company's financial statements has not yet been determined.

Forward-looking Statements

This Report contains "forward-looking statements" within the meaning of applicable securities legislation, including the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may include, among others, statements regarding: expectations as to operational improvements; expectations as to cost savings, revenue growth and earnings; the time by which certain redevelopment projects or other objectives will be achieved; estimates of costs relating to environmental remediation and restoration; proposed new racetracks or other developments, products and services; expectations that claims, lawsuits, environmental costs, commitments, contingent liabilities, labor negotiations or agreements, or other matters will not have a material adverse effect on our consolidated financial position, operating results, prospects or liquidity; projections, predictions, expectations, estimates or forecasts as to our financial and operating results and future economic performance; and other matters that are not historical facts.

Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to, the factors discussed in the "Management's Discussion and Analysis of Results of Operations and Financial Position" and "Risk Factors" sections of our SEC filings, including, but not limited to, our Annual Report on Form 10-K and our quarterly reports on Form 10-Q.

Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

Management's Responsibility for Financial Reporting

Magna Entertainment Corp.

MEC's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with United States generally accepted accounting principles. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of MEC.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with United States generally accepted auditing standards on behalf of the shareholders. The Report of the Independent Auditors outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

Toronto, Canada
February 7, 2005

Blake Tohana
Executive Vice-President and Chief Financial Officer

Report of the Independent Auditors

To the Shareholders of Magna Entertainment Corp.

We have audited the accompanying consolidated balance sheets of Magna Entertainment Corp. as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magna Entertainment Corp. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP

Toronto, Canada
February 7, 2005,
except for Notes 11[a] and 21, as to which the date is February 18, 2005

Consolidated Statements of Operations and Comprehensive Income (Loss)

Magna Entertainment Corp.

[U.S. dollars in thousands, except per share figures]

	Note	2004	2003	2002
		Years ended December 31,		
Revenues	17, 18			
Racing				
Gross wagering		**$ 559,300**	$ 561,927	$ 450,732
Non-wagering		**132,260**	125,238	71,889
		691,560	687,165	522,621
Real estate and other				
Sale of real estate		**16,387**	2,649	8,891
Golf and other		**23,630**	19,121	17,709
		40,017	21,770	26,600
		731,577	708,935	549,221
Costs and expenses				
Racing				
Purses, awards and other		**339,991**	336,770	276,019
Operating costs		**287,350**	259,400	183,370
General and administrative		**66,962**	66,651	41,522
Real estate and other				
Cost of real estate sold		**6,762**	2,618	6,718
Operating costs		**17,511**	16,600	13,621
General and administrative		**2,147**	2,362	2,266
Predevelopment and other costs		**20,508**	8,767	2,299
Depreciation and amortization		**37,510**	31,897	22,834
Interest expense, net	12	**24,091**	13,620	709
Write-down of long-lived and intangible assets	4	**26,685**	134,856	17,493
Write-down of excess real estate	5	**-**	-	5,823
Equity income	2	**(635)**	(1,153)	(463)
		828,882	872,388	572,211
Loss before income taxes		**(97,305)**	(163,453)	(22,990)
Income tax benefit	10	**(1,669)**	(58,356)	(8,595)
Net loss		**(95,636)**	(105,097)	(14,395)
Other comprehensive income (loss)				
Foreign currency translation adjustment	15	**15,627**	40,493	16,335
Change in fair value of interest rate swap	16	**660**	583	(1,306)
Comprehensive income (loss)		**$ (79,349)**	$ (64,021)	$ 634
Loss per share for Class A Subordinate Voting Stock, Class B Stock or Exchangeable Share:				
Basic and Diluted	14	**$ (0.89)**	$ (0.98)	$ (0.14)
Average number of shares of Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares outstanding during the year [in thousands]:				
Basic and Diluted	14	**107,323**	107,143	100,674

See accompanying notes

Consolidated Statements of Cash Flows

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Note	Years ended December 31, 2004	2003	2002
Cash provided from (used for):				
OPERATING ACTIVITIES:				
Net loss		**$ (95,636)**	$ (105,097)	$ (14,395)
Adjustments to reconcile net loss to net cash provided from (used for) operating activities				
Depreciation and amortization		**37,510**	31,897	22,834
Future income taxes	10	**(4,907)**	(63,806)	(9,409)
Gain on disposal of real estate properties		**(9,625)**	(31)	(2,173)
Loss on disposal of fixed assets	19	**96**	-	-
Write-down of long-lived, intangible and other assets	4	**26,685**	137,436	17,493
Write-down of excess real estate	5	**-**	-	5,823
Equity income	2	**(635)**	(1,153)	(463)
Amortization of convertible subordinated notes issue costs	13	**1,090**	800	33
Other		**123**	144	-
		(45,299)	190	19,743
Changes in non-cash working capital				
Restricted cash		**(114)**	(4,705)	4,279
Accounts receivable		**(9,490)**	14,945	(3,361)
Income taxes receivable		**(36)**	(1,571)	(8,128)
Prepaid expenses and other		**458**	2,887	(1,994)
Accounts payable		**3,656**	1,038	11,606
Accrued salaries and wages		**2,441**	(702)	1,220
Customer deposits		**337**	(165)	552
Other accrued liabilities		**3,211**	(766)	(4,751)
Deferred revenue		**8,317**	2,653	1,020
		8,780	13,614	443
		(36,519)	13,804	20,186
INVESTMENT ACTIVITIES:				
Acquisition of businesses, net of cash	2	**-**	-	(146,304)
Real estate property additions		**(130,210)**	(102,195)	(99,109)
Fixed asset additions		**(9,730)**	(3,763)	(8,056)
Other asset additions		**(582)**	(16,549)	(26,653)
Proceeds on real estate sold to a related party	18	**-**	-	42,363
Proceeds on disposal of real estate properties		**18,801**	13,248	11,510
Proceeds on disposal of fixed assets	19	**1,040**	-	-
		(120,681)	(109,259)	(226,249)
FINANCING ACTIVITIES:				
Increase (decrease) in bank indebtedness	11	**29,500**	(42,779)	49,475
Issuance of long-term debt		**142,616**	16,110	906
Repayment of long-term debt		**(55,651)**	(17,513)	(15,828)
Issuance of share capital	14	**852**	29	142,422
Issuance of convertible subordinated notes	13	**-**	145,000	72,200
		117,317	100,847	249,175
Effect of exchange rate changes on cash and cash equivalents		**717**	6,734	5,357
Net increase (decrease) in cash and cash equivalents during the year		**(39,166)**	12,126	48,469
Cash and cash equivalents, beginning of year		**99,807**	87,681	39,212
Cash and cash equivalents, end of year		**$ 60,641**	$ 99,807	$ 87,681

See accompanying notes

Consolidated Balance Sheets

Magna Entertainment Corp.

[U.S. dollars and share amounts in thousands]

	Note	December 31, 2004	December 31, 2003
ASSETS			
Current assets:			
Cash and cash equivalents		**$ 60,641**	$ 99,807
Restricted cash		**25,478**	24,738
Accounts receivable		**47,655**	34,215
Income taxes receivable		**1,798**	1,809
Prepaid expenses and other		**13,069**	12,939
		148,641	173,508
Real estate properties, net	6	**912,243**	838,870
Fixed assets, net	7	**51,538**	31,355
Racing licenses	8	**240,893**	236,098
Other assets, net	9	**14,793**	13,079
Future tax assets	10	**35,245**	30,030
		$ 1,403,353	$ 1,322,940
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Bank indebtedness	11	**$ 27,500**	$ 6,696
Accounts payable		**91,690**	87,635
Accrued salaries and wages		**10,306**	7,689
Customer deposits		**2,905**	2,568
Other accrued liabilities		**27,558**	11,901
Long-term debt due within one year	12	**17,763**	58,048
Deferred revenue		**17,951**	9,204
		195,673	183,741
Long-term debt	12	**241,498**	122,026
Long-term debt due to parent	18	**23,408**	-
Convertible subordinated notes	13	**219,257**	218,167
Other long-term liabilities	20	**11,919**	11,725
Future tax liabilities	10	**132,918**	130,227
Commitments and contingencies	18, 19		
Shareholders' equity:			
Class A Subordinate Voting Stock (Issued: 2004 - 48,879; 2003 - 48,680)	14	**318,003**	317,028
Class B Stock (Issued: 2004 and 2003 - 58,466)	14	**394,094**	394,094
Contributed surplus	18	**17,282**	17,282
Deficit		**(203,654)**	(108,018)
Accumulated comprehensive income	15, 16	**52,955**	36,668
		578,680	657,054
		$ 1,403,353	$ 1,322,940

See accompanying notes

On behalf of the Board: Director Director

Consolidated Statements of Changes in Shareholders' Equity

Magna Entertainment Corp.

[U.S. dollars in thousands]

	Class A Subordinate Voting Stock	Exchangeable Shares	Class B Stock	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Comprehensive Income (Loss)
Balances at December 31, 2001	$ 157,633	$ 16,800	$ 394,094	$ 7,290	$ 11,474	$ (19,437)
Activity for the year ended December 31, 2002:						
Net loss					(14,395)	
Net gain on sale of real estate to a related party (note 18)				9,992		
Foreign currency translation adjustment (note 15)						16,335
Change in fair value of interest rate swap (note 16)						(1,306)
Issue of Class A Subordinate Voting Stock on completion of public offering (note 14)	142,084					
Issue of Class A Subordinate Voting Stock on exercise of stock options (note 14)	87					
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 14)	251					
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock (note 14)	16,800	(16,800)				
Balances at December 31, 2002	316,855	-	394,094	17,282	(2,921)	(4,408)
Activity for the year ended December 31, 2003:						
Net loss					(105,097)	
Foreign currency translation adjustment (note 15)						40,493
Change in fair value of interest rate swap (note 16)						583
Issue of Class A Subordinate Voting *Stock under the Long-term Incentive Plan (note 14)*	144					
Issue of Class A Subordinate Voting *Stock on exercise of stock options (note 14)*	29					
Balances at December 31, 2003	317,028	-	394,094	17,282	(108,018)	36,668
Activity for the year ended December 31, 2004:						
Net loss					(95,636)	
Foreign currency translation adjustment (note 15)						15,627
Change in fair value of interest rate swap (note 16)						660
Issue of Class A Subordinate Voting Stock under the Long-term Incentive Plan (note 14)	123					
Issue of Class A Subordinate Voting Stock on exercise of stock options (note 14)	852					
Balances at December 31, 2004	**$ 318,003**	**$ -**	**$ 394,094**	**$ 17,282**	**$(203,654)**	**$ 52,955**

See accompanying notes

Notes to the Consolidated Financial Statements

Magna Entertainment Corp.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

Magna Entertainment Corp. (the "Company") owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, Ontario, Canada and Ebreichsdorf, Austria and supplies, via simulcasting, live racing content to the growing inter-track, off-track and account wagering markets. Throughout 2004, the Company operated or managed twelve thoroughbred racetracks, two standardbred (harness racing) racetracks, two racetracks that run both thoroughbred and standardbred meets and one greyhound track, as well as the simulcast wagering venues at these tracks. Subsequent to December 31, 2004, the Company ceased operations at one of its thoroughbred racetracks and at its only greyhound track. These were operations in leased facilities and the leases were not renewed for 2005. In addition, the Company operates off-track betting facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai and a European-based account wagering service known as MagnaBet™. The Company also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horse racing that was initially launched on the Racetrack Television Network, a network in which the Company has a minority interest, formed to telecast races from the Company's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. In 2004, the Company launched RaceONTV™ in Europe to provide racing content from the Company's racetracks and other U.S. racetracks that have agreed to participate in the Company's international distribution network to locations outside North America. The Company also owns a 30% equity interest in AmTote International, Inc., a provider of totalisator services to the pari-mutuel industry. To support certain of the Company's thoroughbred racetracks, the Company also owns and operates thoroughbred training centers situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. The Company also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, the Company's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, as well as three residential developments in various stages of development in Austria, the United States and Canada.

These consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of Magna Entertainment Corp. and its subsidiaries (collectively the "Company"). All significant intercompany balances and transactions have been eliminated. For those entities in which the Company holds less than 50% ownership interest, the equity or cost method of accounting is utilized based on an assessment of the Company's ability to exercise significant influence over the operations of the entity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of less than three months at acquisition and exclude restricted cash which represents segregated cash accounts held by the Company on behalf of others, primarily horse owners.

Impairment of Long-Lived Assets

Long-lived assets not available for sale are tested for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If such events or changes in circumstances are present, the Company assesses the recoverability of the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When long-lived assets are identified by the Company as available for sale, if necessary, the carrying value is reduced to the estimated fair value less costs of disposal. Fair value is determined based upon discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Real Estate Properties

Revenue-Producing Racing Real Estate

Revenue-producing racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over periods ranging from 20 to 40 years.

Excess Racing Real Estate

Excess racing real estate is real estate at the Company's racetracks that is being considered for development with potential strategic partners or otherwise. Excess racing real estate currently consists of land adjacent to certain of the Company's racetracks including Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™. Excess racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Development Real Estate

Development real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development.

Revenue-Producing Non-Racing Real Estate

Revenue-producing non-racing real estate includes golf courses as well as residential development real estate. Revenue-producing non-racing real estate is valued at cost which includes acquisition and development costs. Development costs include all direct construction costs, capitalized interest and indirect costs wholly attributable to development. Buildings are depreciated on a straight-line basis over periods ranging from 20 to 40 years.

Non-Core Real Estate

Non-core real estate includes properties available for sale. Properties available for sale are valued at the lower of cost, which includes acquisition and development costs, and fair value less costs of disposal. The Company evaluates the lower of cost and fair value less costs of disposal whenever events or changes in circumstance indicate possible impairment.

Fixed Assets

Fixed assets are recorded at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets as follows: machinery and equipment over 3 to 15 years, computer hardware and software over 3 to 5 years and furniture and fixtures over 5 to 7 years.

Government grants and tax credits received for capital expenditures are reflected as a reduction of the cost of the related asset.

Racing Licenses

Racing licenses represent the value attributed to licenses to conduct race meets acquired through the Company's acquisition of racetracks. Racing licenses, an intangible asset that meets the definition of an indefinite life intangible, are not subject to amortization, but are evaluated for impairment on an annual basis or when impairment indicators are present. Racing license impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets, including racing licenses. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's racing license is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of racing licenses is determined in the same manner as in a business combination.

Revenue Recognition

The Company records operating revenues associated with horse racing on a daily basis. Wagering revenues are recognized gross of purses, stakes and awards and pari-mutuel wagering taxes. The costs relating to these amounts are shown as "purses, awards and other". Non-wagering revenues include slot commissions, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues. Slot commissions are recorded as revenues as the amounts are earned from the Ontario Lottery and Gaming Corporation. Revenues from food and beverage and program sales are recorded at the time of sale. Revenues from admissions and parking are recorded on a daily basis, except for seasonal amounts which are recorded ratably over the racing season. Revenues from sponsorship and rental fees are recorded ratably over the terms of the respective agreements or when the related event occurs.

Revenues from the sale of residential development inventory are recognized when title passes to the purchaser and collection is reasonably assured. Properties which have been sold, but for which these criteria have not been satisfied, are included in development real estate.

Golf course annual membership fee revenues are recognized as revenue ratably over the applicable season.

Deferred Revenues

Deferred revenues associated with racing operations consist primarily of prepaid box seats, admission tickets and parking, which are recognized as revenue ratably over the period of the related race meet or when the related racing event occurs.

Non-refundable golf membership initiation fees are deferred and amortized over the expected membership life.

Seasonality

The Company's racing business is seasonal in nature. The Company's racing revenues and operating results for any quarter will not be indicative of the revenues and operating results for the year. A disproportionate share of annual revenues and net earnings are earned in the first quarter of each year.

Advertising

Costs incurred for producing advertising associated with horse racing are generally expensed when the advertising program commences. Costs incurred with respect to promotions for specific live race days are expensed on the applicable race day.

Foreign Exchange

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate during the year. The accumulated exchange gain or loss resulting from translating each foreign subsidiary's financial statements from its functional currency to U.S. dollars is included in accumulated comprehensive income in shareholders' equity.The appropriate amounts of exchange gains or losses included in accumulated comprehensive income are reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

Income Taxes

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

Stock-based Compensation

Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting and Disclosure of Stock-Based Compensation", provides companies an alternative to accounting for stock-based compensation as prescribed under APB Opinion No. 25 ("APB 25"). SFAS 123 encourages, but does not require companies to recognize an expense for stock-based awards based on their fair value at date of grant. SFAS 123 allows companies to continue to follow existing accounting rules (intrinsic value method under APB 25 which does not give rise to an expense) provided that pro-forma disclosures are made of what net income (loss) and earnings (loss) per share would have been had the fair value method been used. The Company accounts for stock-based compensation under APB 25 and provides pro-forma disclosure required by SFAS 123.

The pro-forma impact on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation is as follows:

	Years ended December 31,		
	2004	2003	2002
Net loss, as reported	**$ (95,636)**	$ (105,097)	$ (14,395)
Pro-forma stock compensation expense determined under the fair value method, net of tax	**(972)**	(2,181)	(3,009)
Pro-forma net loss	**$ (96,608)**	$ (107,278)	$ (17,404)
Loss per share			
Basic - as reported	**$ (0.89)**	$ (0.98)	$ (0.14)
Basic - pro-forma	**$ (0.90)**	$ (1.00)	$ (0.17)
Diluted - as reported	**$ (0.89)**	$ (0.98)	$ (0.14)
Diluted - pro-forma	**$ (0.90)**	$ (1.00)	$ (0.17)

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

Loss per Share

Basic loss per share is computed by dividing net loss by the weighted average number of shares of Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares outstanding during the year. Diluted loss per share reflects the assumed conversion of all dilutive securities using the "if converted" method for convertible debentures and the "treasury stock" method for options.

Under the "if converted" method:

- The convertible subordinated notes are assumed to be converted at the beginning of the period (or at the issuance, if later) and net income (loss) is increased (decreased) by related interest.

Under the "treasury stock" method:

- The exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Stock at the average market price during the period; and
- The incremental number of shares of Class A Subordinate Voting Stock (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings (loss) per share calculation.

Interest Rate Swaps

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on its variable rate debt. The fair value of the swaps is recorded on the balance sheet as an asset or liability with the offset recorded in other comprehensive income, net of income taxes. Any changes in the market value of the swaps are adjusted to the asset or liability account and recorded net of income taxes in other comprehensive income.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Comparative Amounts

Certain of the comparative amounts have been reclassified to conform to the current year presentation.

Impact of Recently Issued Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards, which have not yet been adopted due to delayed effective dates.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of SFAS 123. Statement 123(R) supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on July 1, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

- A "modified prospective" method in which compensation cost is recognized beginning with the effective date: (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

- A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro-forma disclosures either: (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is currently reviewing the alternatives for implementation and has not yet determined the methodology for implementation.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future, however, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro-forma net loss and loss per share in Note 20 to the consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

The United States Securities and Exchange Commission ("SEC") has recently announced that the use of the residual method to value acquired assets other than goodwill is prohibited. Instead, a direct value method must be used to determine the fair value of intangible assets. The SEC announcement is effective for business combinations consummated after September 29, 2004 and also requires companies to perform the annual impairment test using a direct value method on all identifiable assets that were previously valued using the residual method no later than periods beginning January 1, 2005. Although the Company is currently reviewing this announcement, the impact, if any, on the Company's financial statements has not yet been determined.

2. ACQUISITIONS AND PRO-FORMA IMPACT

[a] Acquisitions completed in the year ended December 31, 2003

[i] Flamboro Downs Holdings Limited

On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located in Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). Flamboro Downs houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. ORI was owned by an employee of the Company. On April 16, 2003, the Company received all necessary regulatory approvals for the acquisition of Flamboro Downs, and accordingly, the shares of ORI were transferred to the Company. As the terms of the arrangements between the Company and ORI provided the Company with significant influence over ORI and the entitlements to the undistributed earnings of ORI, the results of operations of ORI were accounted for under the equity method for the period from October 18, 2002 to April 16, 2003.

The acquisition has been accounted for using the purchase method and the purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital deficit	$ (1,549)
Real estate properties and fixed assets	16,494
Racing license	55,491
Future taxes	(11,031)
Net assets acquired and total purchase price, net of cash acquired	$ 59,405

The purchase consideration for this acquisition is as follows:	
Cash	$ 23,055
Issuance of secured notes (note 12)	32,855
Obligation with respect to the extension of the slot agreement (note 12)	3,495
	$ 59,405

[ii] AmTote International, Inc.

On August 22, 2003, the Company completed the acquisition of a 30% equity interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. AmTote is a provider of totalisator services to the pari-mutuel industry and has service contracts with over 70 North American racetracks and other wagering entities. The Company's 30% share of the results of operations of AmTote is accounted for under the equity method.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

[b] Acquisitions completed in the year ended December 31, 2002

[i] **Lone Star Park at Grand Prairie**

On October 23, 2002, the Company completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, for a total cash purchase price, including transaction costs, of $79.1 million, net of cash acquired of $1.8 million. Lone Star Park at Grand Prairie operates Thoroughbred and, in most years, American Quarter Horse race meets at its racetrack located near Dallas, Texas.

[ii] **The Maryland Jockey Club**

On November 27, 2002, the Company completed the acquisition of a controlling interest in the Pimlico Race Course and Laurel Park, which are operated under the trade name "The Maryland Jockey Club" ("MJC"), for a total purchase price, including transaction costs, of $84.9 million, net of cash acquired of $5.3 million. The total purchase price was satisfied by cash payments of $66.6 million and the obligation to pay $18.3 million, which bears interest at the six month London Interbank Offered Rate ("LIBOR"), upon the exercise of either the put or call option described below. Under the terms of the agreements, the Company acquired a 51% equity and voting interest in The Maryland Jockey Club of Baltimore City, Inc., the owner of Pimlico Race Course, a 51% voting interest and a 58% equity interest on a fully diluted basis in Laurel Racing Assoc., Inc., the general partner and manager of Laurel Racing Association Limited Partnership ("LRALP"), the owner of Laurel Park, and the entire limited partnership interest in LRALP. The Company also purchased options from the De Francis family to buy their remaining voting and equity interests in MJC, which represent all of the minority interests, at any time during the period starting 48 months and ending 60 months after the closing of the transaction. The Company has also granted the De Francis family the option to sell such interests to the Company at any time during the first five years after the closing. In consideration for these options, the Company paid $18.4 million on closing and an additional $18.3 million, plus interest at the six month LIBOR, which will be paid on exercise of the options. The put and call options are viewed, for accounting purposes, on a combined basis with the minority interest and accounted for as a financing of the Company's purchase of such minority interest. Accordingly, the Company has consolidated 100% of the operations of MJC from the date of acquisition. Pimlico Race Course, the home of the Preakness Stakes®, the middle jewel in thoroughbred racing's Triple Crown, and Laurel Park, are located in the Baltimore, Maryland area.

[iii] These acquisitions have been accounted for using the purchase method and the purchase price for these acquisitions has been allocated to the assets and liabilities acquired as follows:

	Lone Star Park at Grand Prairie	The Maryland Jockey Club	Other	Total
Non-cash working capital deficit	$ (4,087)	$ (12,159)	$ (384)	$ (16,630)
Real estate properties and fixed assets	64,010	70,458	393	134,861
Racing license	34,357	95,502	-	129,859
Other assets	440	1,330	-	1,770
Goodwill	-	-	585	585
Debt due within one year	(62)	(1,041)	-	(1,103)
Long-term debt	(15,563)	(25,489)	-	(41,052)
Future taxes	-	(43,674)	-	(43,674)
Net assets acquired and total purchase price, net of cash acquired	$ 79,095	$ 84,927	$ 594	$ 164,616
The purchase consideration for these acquisitions is as follows:				
Cash	$ 79,095	$ 66,615	$ 594	$ 146,304
Issuance of long-term debt (note 12)	-	18,312	-	18,312
	$ 79,095	$ 84,927	$ 594	$ 164,616

[c] Pro-forma Impact

If the acquisitions completed during the years ended December 31, 2003 and 2002 had occurred on January 1, 2002, the Company's unaudited pro-forma revenue would have been $716.3 million and $732.3 million for the years ended December 31, 2003 and 2002, respectively, unaudited pro-forma net loss would have been $105.1 million and $9.4 million for the years ended December 31, 2003 and 2002, respectively, and unaudited pro-forma basic and diluted loss per share would have been $0.98 and $0.09 for the years ended December 31, 2003 and 2002, respectively.

3. SALE AND LEASE ARRANGEMENT OF GREAT LAKES DOWNS

On August 24, 2004, MI Racing Inc., a wholly owned subsidiary of the Company, sold the real property and associated racetrack license of Great Lakes Downs to Richmond Racing Co., LLC ("Richmond Racing") for approximately $4.2 million. The consideration included cash of $0.2 million and the issuance of a 20-year promissory note with a principal amount of $4.0 million.

The promissory note, which bears interest at 5% per annum, is repayable by Richmond Racing in monthly principal and interest payments of $26 thousand until maturity. MI Racing Inc. also has an option to repurchase the property and associated racetrack license of Great Lakes Downs from Richmond Racing in the event the Company is unsuccessful in obtaining a racetrack license for a proposed racetrack in Romulus, Michigan or in the event that state law in Michigan is amended to allow an entity to hold more than one racetrack license.

MI Racing Inc. has also entered into a lease agreement with Richmond Racing, which gives MI Racing Inc. the conditional right to continue operating Great Lakes Downs and conducting thoroughbred race meetings at the racetrack. The lease is for an initial term of five years with an option to renew the lease for up to three additional periods of five years each. The lease requires MI Racing Inc. to make monthly rental payments of $30 thousand to Richmond Racing.

Based on the terms contained in the sale and lease arrangement between MI Racing Inc. and Richmond Racing, for accounting purposes, the transaction has not been accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP.

4. WRITE-DOWN OF LONG-LIVED AND INTANGIBLE ASSETS

The Company's long-lived assets and racing licenses were tested for impairment upon completion of the Company's annual business planning process. The fair value of the racetracks was determined using the discounted cash flow method, including a probability-weighted approach in considering the likelihood of possible outcomes. It also includes the estimated future cash flows associated with the racing licenses and long-lived assets directly associated with, and expected to arise as a direct result of, the use and disposition of those assets. The fair value determined was then compared to the carrying value of the racing licenses and long-lived assets in order to determine the amount of the impairment. The long-lived assets consist of fixed assets and real estate properties.

Write-downs and impairment charges relating to long-lived and intangible assets recognized are as follows:

	Years ended December 31,		
	2004[i]	2003[ii]	2002[iii]
Gulfstream Park	**$ 26,252**	$ 49,078	$ -
The Maryland Jockey Club	**433**	47,712	-
Bay Meadows	**-**	20,294	-
Multnomah Greyhound Park	**-**	5,538	-
Remington Park	**-**	4,780	7,572
Portland Meadows	**-**	3,754	-
Thistledown	**-**	3,700	-
Great Lakes Downs	**-**	-	9,921
	$ 26,685	$ 134,856	$ 17,493

[i] During the year ended December 31, 2004, the Company commenced a major redevelopment of its Gulfstream Park racetrack and demolished certain long-lived assets. As a result, the Company recognized a non-cash write-down of $26.3 million related to Gulfstream Park's long-lived assets in connection with the redevelopment.

The Company also commenced the redevelopment of the racing surfaces at Laurel Park. As a result, the Company recognized a non-cash write-down of $0.4 million related to Laurel Park's long-lived assets in connection with the redevelopment.

[ii] During the year ended December 31, 2003, Gulfstream Park and MJC experienced lower average daily attendance and decreased on-track wagering activity compared to the prior year. Based on these impairment indicators, the Company tested Gulfstream Park's and MJC's long-lived and intangible assets for recoverability. The Company used an expected present value approach of estimated future cash flows, including a probability weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges were required of Gulfstream Park's racing license of $49.1 million and a portion of MJC's racing license of $47.7 million.

A non-cash impairment charge of the Bay Meadows' racing license of $19.6 million and goodwill of $0.7 million was required based on uncertainty regarding future renewals of the lease of the Bay Meadows facility, which was renewed on a year-to-year basis in each of 2002 and 2003, but expired on December 31, 2004.

The operations at Multnomah Greyhound Park, Remington Park, Portland Meadows and Thistledown produced operating losses in 2003. Based on this impairment indicator, the Company tested these racetrack's respective long-lived and intangible assets for recoverability. The Company used an expected present value approach of estimated future cash flows, including a probability weighted approach in considering the likelihood of possible outcomes, to determine the fair value of the long-lived and intangible assets. Based on this analysis, non-cash impairment charges

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

were required of Multnomah Greyhound Park's racing license of $5.5 million, Remington Park's fixed assets of $3.9 million and other intangible assets of $0.9 million, Portland Meadows' racing license of $0.2 million and other intangible assets of $3.6 million and Thistledown's racing license of $3.7 million.

[iii] *During the year ended December 31, 2002, the Company's projected future cash flows for its Remington Park and Great Lakes Downs facilities* were not sufficient to recover the values of the long-lived and intangible assets, primarily fixed assets and the racing licenses, which resulted in a non-cash impairment charge of $7.6 million at Remington Park and $9.9 million at Great Lakes Downs.

5. WRITE-DOWN OF EXCESS REAL ESTATE

In November 2002, the Company entered into an agreement with the East Bay Regional Park District, a California Special District, to sell approximately 16 acres of excess real estate located at Golden Gate Fields in Berkeley, California. The carrying value of the property, prior to entering into the agreement, was $14.3 million which was based on an allocation of the purchase price for the Golden Gate Fields acquisition in 1999. In 2002, the Company recorded a non-cash write-down of this real estate which resulted in a loss before income taxes and a loss after income taxes of $5.8 million and $2.4 million, respectively. In December 2003, the Company completed the transaction for consideration of $8.5 million and recorded the proceeds in non-wagering revenues and the cost of the excess real estate in operating costs. There was no gain or loss on this transaction in 2003.

6. REAL ESTATE PROPERTIES

Real estate properties consist of:	December 31, 2004	December 31, 2003
Revenue-producing racing real estate		
Cost		
Land and improvements	**$ 219,028**	$ 210,859
Buildings	**426,947**	253,619
Construction in progress	**104,596**	101,216
	750,571	565,694
Accumulated depreciation		
Buildings	**(73,269)**	(36,454)
Revenue-producing racing real estate, net	**677,302**	529,240
Excess racing real estate	**98,332**	97,201
Development real estate		
Cost		
Land and improvements	**49,400**	60,089
Construction in progress	**1,222**	62,441
Development real estate	**50,622**	122,530
Revenue-producing non-racing real estate		
Cost		
Land and improvements	**37,543**	35,236
Buildings	**56,957**	53,939
	94,500	89,175
Accumulated depreciation		
Buildings	**(11,025)**	(8,621)
Revenue-producing non-racing real estate, net	**83,475**	80,554
Non-core real estate		
Cost		
Land and improvements	**2,487**	9,247
Buildings	**74**	1,866
	2,561	11,113
Accumulated depreciation		
Buildings	**(49)**	(1,768)
Non-core real estate, net	**2,512**	9,345
	$ 912,243	$ 838,870

Included in revenue-producing racing real estate properties are land and improvements and buildings under capital lease with a cost of $45.6 million (December 31, 2003 – $45.6 million) and accumulated depreciation of $4.6 million (December 31, 2003 - $2.5 million).

The classifications of properties above represent the Company's current intentions with respect to future use (e.g. development or sale).

7. FIXED ASSETS

Fixed assets consist of:

	December 31, 2004	2003
Revenue-producing racing fixed assets		
Cost		
Machinery and equipment	$ 46,282	$ 35,966
Furniture and fixtures	47,136	26,435
	93,418	62,401
Accumulated depreciation		
Machinery and equipment	(21,053)	(16,706)
Furniture and fixtures	(25,861)	(19,996)
Revenue-producing racing fixed assets, net	46,504	25,699
Revenue-producing non-racing fixed assets		
Cost		
Machinery and equipment	4,693	4,456
Furniture and fixtures	8,102	7,418
	12,795	11,874
Accumulated depreciation		
Machinery and equipment	(3,280)	(2,819)
Furniture and fixtures	(4,481)	(3,399)
Revenue-producing non-racing fixed assets, net	5,034	5,656
	$ 51,538	$ 31,355

Included in revenue-producing racing fixed assets are machinery and equipment and furniture and fixtures under capital lease with a cost of $1.9 million (December 31, 2003 - $1.9 million) and accumulated depreciation of $1.4 million (December 31, 2003 – $0.9 million).

8. RACING LICENSES

Racing licenses consist of:

	December 31, 2004	2003
Balance, beginning of the year	$ 236,098	$ 293,986
Acquired during the year (note 2)	-	55,491
Write-down of racing licenses (note 4)	-	(125,783)
Foreign currency impact on racing licenses [i]	4,795	12,404
Balance, end of year	$ 240,893	$ 236,098

[i] The strengthening of the Canadian dollar against the U.S. dollar resulted in an increase in the carrying value of the racing license with respect to Flamboro Downs.

9. OTHER ASSETS

Other assets consist of:

	December 31, 2004	2003
Long-term receivables and other	$ 8,345	$ 7,738
Equity investments	5,708	4,593
Goodwill	740	748
	$ 14,793	$ 13,079

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

10. INCOME TAXES

[a] The provision for income taxes differs from the expense that would be obtained by applying the United States federal statutory rate as a result of the following:

	Years ended December 31,		
	2004	2003	2002
Expected provision:			
Federal statutory income tax rate (35%)	**$ (34,057)**	$ (57,209)	$ (8,046)
State income tax, net of federal benefit	**586**	(6,223)	490
Tax losses not benefited (utilized)	**30,624**	(1,082)	(1,064)
Foreign rate differentials	**309**	80	60
Change in enacted income tax rates	**(5,108)**	3,721	-
Foreign dividends	**1,894**	-	-
Non-deductible expenses	**4,542**	1,656	758
Other	**(459)**	701	(793)
Income tax benefit	**$ (1,669)**	$ (58,356)	$ (8,595)

At December 31, 2004, the Company had United States, Canadian and Austrian federal income tax loss carry-forwards totaling approximately $157.1 million. Of the $157.1 million in loss carry-forwards at December 31, 2004, $33.4 million have no expiration date and the remainder expire as follows:

Years:	
2008 to 2010	$ 3,300
2012 to 2018	4,700
2020 to 2024	115,700
	$ 123,700

There are annual limitations on the utilization of certain loss carry-forwards subject to expiration.

The Company also has U.S. state income tax loss carry-forwards available.

[b] The details of income (loss) before income taxes by jurisdiction are as follows:

	Years ended December 31,		
	2004	2003	2002
United States	**$ (84,042)**	$ (170,521)	$ (25,811)
Foreign	**(13,263)**	7,068	2,821
	$ (97,305)	$ (163,453)	$ (22,990)

[c] The details of the income tax provision (benefit) are as follows:

	Years ended December 31,		
	2004	2003	2002
Current income tax provision (benefit)			
United States	**$ 1,012**	$ 968	$ 2,578
Foreign	**2,226**	4,482	(1,764)
	3,238	5,450	814
Future income tax provision (benefit)			
United States	**14**	(63,661)	(10,893)
Foreign	**(4,921)**	(145)	1,484
	(4,907)	(63,806)	(9,409)
	$ (1,669)	$ (58,356)	$ (8,595)

[d] Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31,		
	2004	2003	2002
Tax deferral on sale of real estate	**$ 1,956**	$ 2,536	$ 439
Amortization of purchase accounting fair value increments, for tax purposes in excess of book (book in excess of tax)	**1,928**	1,901	946
Tax gain in excess of book gain on disposal of real estate property	**(1,404)**	(6,403)	(426)
Tax benefit of charitable contribution carry-forward	**-**	(269)	(1,236)
Tax benefit of loss carry-forwards	**(31,220)**	(10,932)	(170)
Utilization of loss carry-forwards	**714**	385	-
Fee revenue in excess of tax (tax in excess of book)	**66**	(1,305)	(1,712)
Write-down of assets for book purposes	**-**	(53,194)	(6,123)
Increase (reduction) in valuation allowance	**30,853**	(920)	(1,721)
Change in enacted income tax rates	**(5,108)**	3,721	-
Other	**(2,692)**	674	594
	$ (4,907)	$ (63,806)	$ (9,409)

[e] Future tax assets and liabilities consist of the following temporary differences:

	December 31,	
	2004	2003
Assets		
Real estate properties tax value in excess of book value	**$ 21,510**	$ 23,145
Tax benefit of loss carry-forwards		
Pre-acquisition	**4,479**	4,803
Post-acquisition	**49,012**	12,871
Tax benefit of charitable contribution carry-forward	**1,400**	1,505
Benefit of various tax credit carry-forwards	**2,700**	2,628
	79,101	44,952
Valuation allowance		
Valuation allowance against tax basis of loss carry-forwards		
Pre-acquisition	**(4,107)**	(4,019)
Post-acquisition	**(29,755)**	(909)
Valuation allowance against tax basis of real estate properties in excess of book value	**(9,994)**	(9,994)
Future tax assets	**$ 35,245**	$ 30,030
Liabilities		
Real estate properties book basis in excess of tax basis	**$ 68,952**	$ 70,993
Other assets book basis in excess of tax basis	**58,781**	56,232
Other	**5,185**	3,002
Future tax liabilities	**$ 132,918**	$ 130,227

[f] Income taxes paid in cash were $3.3 million for the year ended December 31, 2004 (for the year ended December 31, 2003 - $5.7 million; for the year ended December 31, 2002 - $5.0 million).

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

11. BANK INDEBTEDNESS

[a] The Company has a senior secured revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. dollar loans and letters of credit for general corporate purposes. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain subsidiaries of the Company which own and operate Golden Gate Fields and Santa Anita Park. At December 31, 2004, the Company had borrowings under the facility of $27.5 million (December 31, 2003 – no borrowings) and had issued letters of credit totaling $21.9 million (December 31, 2003 - $21.6 million) under the credit facility, such that $0.6 million was unused and available.The credit facility expires on October 10, 2005, and may be extended with the consent of both parties.

The loans under the facility bear interest at either the U.S. Base rate or LIBOR plus a margin based on the Company's ratio of debt to earnings before interest, income taxes, depreciation and amortization. The weighted average interest rate on the loans outstanding under the credit facility as at December 31, 2004 was 6.0%.

On February 18, 2005, the Company amended its credit agreement including the financial covenants for the facility effective December 31, 2004 and accordingly, at December 31, 2004 the Company was in compliance with the amended agreement and related financial covenants. However, the Company's ability to continue to meet these financial covenants may be adversely affected by a deterioration in business conditions or results of operations, adverse regulatory developments and other events beyond the Company's control. It is possible that the Company may not be able to meet the financial covenants under the Company's $50.0 million senior revolving credit facility, as currently stated, at the quarterly reporting dates during the remaining term of the facility, which expires on October 10, 2005, unless extended with the consent of both parties. If the Company fails to comply with these financial covenants and the bank is unwilling to waive such a covenants breach or amend the agreement and related financial covenants, it will result in the occurrence of an event of default under the facility, and the bank could therefore demand repayment. In addition, as a result of a cross-default provision in The Santa Anita Companies, Inc. term loan facility, a default under the senior revolving credit facility would also constitute an event of default under The Santa Anita Companies, Inc. term loan facility, unless waived by the lender, and the lender could therefore demand repayment.

[b] A subsidiary of the Company, Pimlico Racing Association, Inc., had a $10.0 million revolving credit facility that was scheduled to mature on September 7, 2004, but was extended until October 28, 2004, at which date the facility was converted to a term loan facility, which matures on December 15, 2019. Accordingly, at December 31, 2004, the amount is included in long-term debt (note 12). At December 31, 2003, borrowings under the facility were $6.7 million and the annual interest rate applicable to these advances then outstanding was 3.7%.

12. DEBT AND COMMITMENTS

[a] The Company's long-term debt consists of the following:

	December 31, 2004	December 31, 2003
Term loan facility, bearing interest at LIBOR plus 2.0% per annum (4.4% at December 31, 2004) with a maturity date of October 7, 2007, subject to a further extension at the Company's option to October 7, 2009. The facility is guaranteed by the Los Angeles Turf Club, Incorporated ("LATC") and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC, the racetrack operator, and The Santa Anita Companies, Inc. ("SAC") and a pledge of all of the outstanding capital stock of LATC and SAC. At December 31, 2004, the term loan is fully drawn and is repayable in monthly principal amounts of $417 thousand until maturity.	**$ 73,750**	$ -
Term loan facility repaid during the year	**-**	51,100
Promissory note denominated in Canadian dollars bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum, with a maturity date of June 30, 2007. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2004). The note is secured by two first mortgages and a debenture against Flamboro Downs racetrack and related real estate. The promissory note is repayable in annual installments of $2.1 million (Cdn. $2.5 million) with the remaining amount due upon maturity (note 2).	**38,796**	38,135
Term loan facility of 17.6 million Euros, bearing interest at an implicit rate of 5.17% per annum, collateralized by an assignment of future amounts receivable under the Fontana Sports access agreement, repayable in nine annual principal and interest payments of 2.5 million Euros commencing January 1, 2006 until the ninth installment has been made in 2014.	**23,869**	-
Term loan facility of 15 million Euros, bearing interest at 4.0% per annum with a maturity date of February 9, 2007, secured by a pledge of land and a guarantee by the Company.	**20,304**	18,887
Term loan facility of 15 million Euros, bearing interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum (4.0% at December 31, 2004) with a maturity date of December 15, 2006, secured by a first and second mortgage on land in Austria owned by the European subsidiary.	**20,304**	-
Obligation to pay $18.3 million on exercise of either the put or call option for the remaining minority interest in The Maryland Jockey Club, bearing interest at the 6 month LIBOR (2.6% at December 31, 2004) (note 2).	**18,312**	18,312
Term loan facilities, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (5.0% at December 31, 2004) until December 1, 2008, with a maturity date of December 1, 2013. On December 1, 2008, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loans are repayable in quarterly principal and interest payments. The loans are secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	**17,786**	18,744
Capital lease (imputed interest rate of 8.5%) maturing April 1, 2027, secured by buildings and improvements at Lone Star Park at Grand Prairie.	**15,520**	15,521
Term loan facility, bearing interest at either the U.S. Prime rate or LIBOR plus 2.6% per annum (5.0% at December 31, 2004), with a maturity date of December 15, 2019. The term loan is repayable in quarterly principal and interest payments. The loan is secured by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	**10,000**	-
Bank term line of credit denominated in Euros, bearing interest at EURIBOR plus 0.625% per annum (2.8% at December 31, 2004). The term line of credit is repayable in annual installments of $3.9 million (Euros 2.9 million) due in July 2005 and 2006. A European subsidiary has provided two first mortgages on real estate properties as security for this facility.	**7,870**	7,328
Obligation to pay $5.5 million Canadian with respect to the extension of the Flamboro Downs agreement with the Ontario Lottery and Gaming Corporation regarding the slot facility, bearing interest at the five-year Government of Canada benchmark bank bond rate plus 1.5% per annum. The interest rate is not to be less than 6.0% per annum and cannot exceed 7.0% per annum (6.0% at December 31, 2004). The obligation is repayable in two annual installments of $2.3 million (Cdn. $2.75 million) due in October 2005 and 2010 (note 2).	**4,569**	4,264
Term loan facility, bearing interest at 7.0% per annum until June 7, 2007, with a maturity date of June 7, 2017. On June 7, 2007 and June 7, 2012, the interest rate is reset to the market rate for a United States Treasury security of an equivalent term plus 2.6%. The term loan is repayable in quarterly principal and interest payments. The term loan is callable on December 31, 2006 or December 31, 2011. The loan is secured by a deed of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of The Maryland Jockey Club.	**4,501**	4,712
Unsecured promissory note bearing interest at 6.1% per annum, with a maturity date of September 14, 2005.	**2,500**	2,500
Other loans to various subsidiaries from various banks, and city governments, including equipment loans and a term loan, with interest rates ranging from 4.0% to 9.0%.	**1,180**	571
	259,261	180,074
Less due within one year	**17,763**	58,048
	$ 241,498	$ 122,026

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

At December 31, 2004 the Company is in compliance with all of its long-term debt agreements and related financial covenants.

The overall weighted average interest rate on long-term debt at December 31, 2004 was 5.0% (for the year ended December 31, 2003 - 5.4%; for the year ended December 31, 2002 - 5.7%).

[b] Future principal repayments on long-term debt at December 31, 2004 are as follows:

2005	$ 17,763
2006	53,857
2007	123,252
2008	4,784
2009	4,950
Thereafter	54,655
	$ 259,261

[c] Included within the above schedule of future principal repayments of long-term debt (note 12[b]) is an obligation under a capital lease. Future minimum lease payments under the capital lease in effect at December 31, 2004 are as follows:

2005	$ 1,320
2006	1,320
2007	1,452
2008	1,452
2009	1,452
Thereafter	29,964
Total payments	36,960
Less: capital lease minimum payments representing interest	21,440
Present value of lease payments	$ 15,520

[d] *Interest expense and interest income include:*

	Years ended December 31,		
	2004	2003	2002
Interest cost, gross	**$ 29,202**	$ 22,523	$ 7,099
Less: Interest capitalized	**4,043**	7,281	2,726
Interest expense	**25,159**	15,242	4,373
Interest income	**(1,068)**	(1,622)	(3,664)
Interest expense, net	**$ 24,091**	$ 13,620	$ 709

Interest capitalized relates to real estate properties under development.

Interest paid in cash for the year ended December 31, 2004 was $25.1 million (for the year ended December 31, 2003 - $19.9 million; for the year ended December 31, 2002 - $6.7 million).

13. CONVERTIBLE SUBORDINATED NOTES

[a] 8.55% Convertible Subordinated Notes

In June 2003, the Company issued $150.0 million of 8.55% convertible subordinated notes which mature on June 15, 2010. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $7.05 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after June 2, 2006, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after June 2, 2006 and before June 2, 2008, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2004, all the notes remained outstanding.

The Company incurred issue expenses of $5.0 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

[b] 7.25% Convertible Subordinated Notes

In December 2002, the Company issued $75.0 million of 7.25% convertible subordinated notes which mature on December 15, 2009. The unsecured notes are convertible at any time at the option of the holders into shares of Class A Subordinate Voting Stock at a conversion price of $8.50 per share. The conversion price may be adjusted under certain circumstances. The notes are redeemable in whole or in part, at the Company's option, on or after December 21, 2005, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring on or after December 21, 2005 and before December 15, 2007, the closing price of the Class A Subordinate Voting Stock has exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2004, all the notes remained outstanding.

The Company incurred issue expenses of $2.8 million, which have been recorded as a reduction of the outstanding notes balance. The notes balance will be accreted to its face value over the term to maturity.

14. CAPITAL STOCK

[a] The Company's authorized, issued and outstanding capital stock is as follows:

Class A Subordinate Voting Stock with a par value of $0.01 per share [authorized – 310,000,000] have the following attributes:

[i] Each share is entitled to one vote per share at all meetings of stockholders.
[ii] Each share shall participate equally as to dividends with each share of Class B Stock.

Class B Stock with a par value of $0.01 per share [authorized – 90,000,000] have the following attributes:

[i] Each share is entitled to 20 votes per share at all meetings of stockholders.
[ii] Each share shall participate equally as to dividends with each share of Class A Subordinate Voting Stock.
[iii] Each share may be converted at any time into a fully-paid share of Class A Subordinate Voting Stock.

In the event that the Class A Subordinate Voting Stock or Class B Stock are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b] Changes in the Class A Subordinate Voting Stock, Class B Stock and Exchangeable Shares for the years ended December 31, 2004, 2003 and 2002 are shown in the following table (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Class A Subordinate Voting Stock		Exchangeable Shares		Class B Stock		Total	
	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value	Number of shares	Stated value
Issued and outstanding at December 31, 2001	23,323,559	$ 157,633	2,263,372	$ 16,800	58,466,056	$ 394,094	84,052,987	$ 568,527
Issued on completion of public offering [i]	23,000,000	142,084	-	-	-	-	23,000,000	142,084
Conversion of Exchangeable Shares to Class A Subordinate Voting Stock [ii]	2,263,372	16,800	(2,263,372)	(16,800)	-	-	-	-
Issued on exercise of Stock Options	18,000	87	-	-	-	-	18,000	87
Issued under the Long-term Incentive Plan	42,900	251	-	-	-	-	42,900	251
Issued and outstanding at December 31, 2002	48,647,831	316,855	-	-	58,466,056	394,094	107,113,887	710,949
Issued on exercise of Stock Options	6,000	29	-	-	-	-	6,000	29
Issued under the Long-term Incentive Plan	25,965	144	-	-	-	-	25,965	144
Issued and outstanding at December 31, 2003	48,679,796	317,028	-	-	58,466,056	394,094	107,145,852	711,122
Issued on exercise of Stock Options	175,000	852	-	-	-	-	175,000	852
Issued under the Long-term Incentive Plan	24,000	123	-	-	-	-	24,000	123
Issued and outstanding at December 31, 2004	**48,878,796**	**$ 318,003**	**-**	**$ -**	**58,466,056**	**$ 394,094**	**107,344,852**	**$ 712,097**

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

[i] On April 10, 2002, the Company completed a public offering of 23 million shares of its Class A Subordinate Voting Stock, at a price to the public of $6.65 per share, or Cdn. $10.60 per share in Canada. Expenses of the issue of approximately $10.9 million were netted against the cash proceeds.

[ii] On December 30, 2002, MEC Holdings (Canada) Inc. called for redemption all remaining outstanding Exchangeable Shares not held by the Company. The redemption call purchase price was satisfied in full upon delivery by the Company to each holder of outstanding Exchangeable Shares of one share of the Company's Class A Subordinate Voting Stock for each Exchangeable Share held.

[c] The following table is a summary of the elements used in calculating basic and diluted loss per share (number of shares in the following table are expressed in whole numbers and have not been rounded to the nearest thousand):

	Years ended December 31,		
	2004	2003	2002
Net loss	**$ (95,636)**	$ (105,097)	$ (14,395)
Weighted average shares outstanding	**107,323,300**	107,143,107	100,674,267
Net effect of dilutive instruments[i]	**-**	-	-
Diluted weighted average shares outstanding	**107,323,300**	107,143,107	100,674,267
Loss per Share:			
Basic and Diluted	**$ (0.89)**	$ (0.98)	$ (0.14)

[i] As a result of the net loss for the years ended December 31, 2004, 2003 and 2002, options to purchase 4,500,500 shares (for the year ended December 31, 2003 – 4,841,500; for the year ended December 31, 2002 – 5,361,833) and notes convertible into 30,100,124 shares (for the year ended December 31, 2003 – 20,790,421; for the year ended December 31, 2002 – 678,733) have been excluded from the computation of diluted loss per share since their effect is anti-dilutive.

[d] The following table (number of shares have been rounded to the nearest thousand) presents the maximum number of shares of Class A Subordinate Voting Stock and Class B Stock that would be outstanding if all of the outstanding options and convertible subordinated notes issued and outstanding as at December 31, 2004 were exercised or converted:

	Number of Shares
Class A Subordinate Voting Stock outstanding at December 31, 2004	48,879
Class B Stock outstanding at December 31, 2004	58,466
Options to purchase Class A Subordinate Voting Stock	4,501
8.55% Convertible Subordinated Notes, convertible at $7.05 per share	21,276
7.25% Convertible Subordinated Notes, convertible at $8.50 per share	8,824
	141,946

15. CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation to U.S. dollars of assets and liabilities of the Company's self-sustaining foreign operations. During the year ended December 31, 2004, the Company incurred unrealized currency translation gains of $15.6 million, primarily from the strengthening of the Euro and the Canadian dollar against the U.S. dollar (an unrealized gain of $40.5 million for the year ended December 31, 2003; an unrealized gain of $16.3 million for the year ended December 31, 2002).

16. FINANCIAL INSTRUMENTS

[a] Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below. Management has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Cash and cash equivalents, restricted cash, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, customer deposits and other accrued liabilities.

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term Debt and Convertible Subordinated Notes

The fair value of the Company's long-term debt and convertible subordinated notes is estimated using discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of arrangements. Based on current rates for debt with similar terms and maturities, the fair values of the Company's long-term debt and convertible subordinated notes are not materially different from their carrying values.

[b] Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in entities with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, settles wagers for other racetracks and is thereby exposed to credit risk. However, these receivables are generally not a significant portion of the Company's total assets and are comprised of a large number of accounts.

[c] Interest Rate Risk

The Company utilizes, on occasion, interest rate swap contracts to hedge exposure to interest rate fluctuations on variable rate debt.

During the year ended December 31, 2004, the Company entered into an interest rate swap contract with a major financial institution. Under the terms of the contract, the Company receives a LIBOR based variable interest rate and pays a fixed rate of 5.38% on a notional amount of 40% of the outstanding balance under The Santa Anita Companies, Inc. facility, reduced by monthly amounts at $417 thousand until maturity. The maturity date of the contract is October 31, 2007.

During the year ended December 31, 2002, the Company entered into an interest rate swap contract with a major financial institution. Under the terms of the contract, the Company received a LIBOR based variable interest rate and paid a fixed rate of 6.0% on a notional amount of the outstanding balance under The Santa Anita Companies, Inc. facility, reduced by monthly amounts of $350 thousand until the maturity date of the contract, which was November 30, 2004.

Generally accepted accounting principles require companies to recognize all of their derivative instruments at fair value. Gains or losses related to changes in fair value of derivative instruments designated as cash flow hedges are recorded in accumulated comprehensive income (loss) if certain hedge criteria are met, and recognized in the statement of operations along with the related results of the hedged item. The Company formally documents, designates and assesses the effectiveness of such transactions.

The Company has designated its interest rate swap contract as a cash flow hedge of anticipated interest payments under its variable rate debt agreement. Accordingly, gains and losses on the swap that are recorded in accumulated comprehensive income (loss) will be recorded in the statement of operations as net interest expense in the periods in which the related variable interest is paid.

The Company's interest rate swap is a payable of approximately $0.1 million at December 31, 2004 (December 31, 2003 – $1.2 million; December 31, 2002 – $2.2 million), using current interest rates.

The Company expects to reclassify approximately $0.1 million before income taxes, or $0.1 million after income taxes, of the amount included in accumulated comprehensive income (loss) as of December 31, 2004, into net interest expense over the period to the maturity date of the contract.

Otherwise, the Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

17. SEGMENT INFORMATION

Operating Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management, including its President and Chief Executive Officer. The Company has two principal operating segments: racing operations and real estate and other operations. The racing segment has been further segmented to reflect geographical and other operations as follows: (1) California operations include Santa Anita Park, Golden Gate Fields, Bay Meadows and San Luis Rey Downs; (2) Florida operations include Gulfstream Park and the Palm Meadows Training Center;(3) Maryland operations include Laurel Park, Pimlico Race Course, Bowie Training Center and the Maryland OTB network; (4) Southern United States operations include Lone Star Park, Remington Park and its OTB network; (5) Northern United States operations include The Meadows and its OTB network, Thistledown, Great Lakes Downs, Portland Meadows, Multnomah Greyhound Park and the Oregon OTB network and the North American production facility for StreuFex™; (6) Canadian operations include Flamboro Downs and its OTB network; (7) European operations include Magna Racino™, MagnaBet™, RaceONTV™ and the European production facility for StreuFex™; and (8) Technology operations include XpressBet®, HorseRacing TV™ and a 30% equity investment in AmTote International, Inc. The Corporate and other segment includes costs related to the Company's corporate head office, cash and other corporate office assets and investments in racing related real estate held for development. Eliminations reflect the elimination of revenues between business units. The real estate and other operations segment has also been further segmented to reflect the sale of Non-Core Real Estate and golf and other operations which include the operation of two golf courses and related facilities and other real estate holdings including residential housing developments adjacent to the Company's golf courses.

The Company, including its President and Chief Executive Officer, uses revenues and earnings before interest, income taxes, depreciation and amortization ("EBITDA") as key performance measures of results of operations for purposes of evaluating operating and financial performance internally. Management believes that the use of these measures enables management and investors to evaluate and compare, from period to period, operating and financial performance of companies within the horse racing industry in a meaningful and consistent manner as EBITDA eliminates the effects of financing and capital structures, which vary between companies. Because the Company uses EBITDA as a key measure of financial performance, the Company is required by U.S. GAAP to provide the information in this note concerning EBITDA. However, these measures should not be considered as an alternative to, or more meaningful than, net income (loss) as a measure of the Company's operating results or cash flows, or as a measure of liquidity.

The accounting policies of each segment are the same as those described in note 1 to these consolidated financial statements. The following summary presents key information by operating segment.

	Years ended December 31,		
	2004	2003	2002
Revenues			
California operations	**$ 264,777**	$ 277,561	$ 272,737
Florida operations	**80,035**	78,320	81,810
Maryland operations	**104,563**	102,364	6,835
Southern U.S. operations	**91,008**	90,588	33,298
Northern U.S. operations	**94,039**	97,633	121,188
Canadian operations	**27,062**	20,462	-
European operations	**7,417**	890	444
Technology operations	**29,649**	29,452	6,309
	698,550	697,270	522,621
Corporate and other	**936**	423	-
Eliminations	**(7,926)**	(10,528)	-
Total racing operations	**691,560**	687,165	522,621
Sale of real estate	**16,387**	2,649	8,891
Golf and other	**23,630**	19,121	17,709
Total real estate and other operations	**40,017**	21,770	26,600
Total revenues	**$ 731,577**	$ 708,935	$ 549,221

	Years ended December 31,		
	2004[i]	2003[ii]	2002[iii]
Earnings (loss) before interest, income taxes, depreciation and amortization ("EBITDA")			
California operations	**$ 25,366**	$ 11,365	$ 29,662
Florida operations	**(17,987)**	(41,495)	11,134
Maryland operations	**5,839**	(42,264)	(646)
Southern U.S. operations	**3,915**	(1,522)	(10,048)
Northern U.S. operations	**(2,265)**	(14,851)	(8,601)
Canadian operations	**7,697**	8,107	463
European operations	**(20,963)**	(131)	(193)
Technology operations	**(2,798)**	(26)	(3,204)
	(1,196)	(80,817)	18,567
Corporate and other	**(27,597)**	(28,542)	(19,710)
Predevelopment costs	**(20,508)**	(8,767)	(2,299)
Total racing operations	**(49,301)**	(118,126)	(3,442)
Sale of real estate	**9,625**	31	2,173
Golf and other	**3,972**	159	1,822
Total real estate and other operations	**13,597**	190	3,995
Total EBITDA	**$ (35,704)**	$ (117,936)	$ 553

[i] For the year ended December 31, 2004, the Florida operations segment includes a non-cash write-down of long-lived assets of $26.3 million and the Maryland operations segment includes a non-cash write-down of long-lived assets of $0.4 million.

[ii] For the year ended December 31, 2003, the California operations segment includes a non-cash write-down of $20.3 million related to racing licenses and goodwill, the Florida operations segment includes a non-cash write-down of $49.1 million related to racing licenses, the Maryland operations segment includes a non-cash write-down of $47.7 million related to racing licenses, the Southern U.S. operations segment includes a non-cash write-down of $4.8 million related to long-lived and intangible assets and the Northern U.S. operations includes a non-cash write-down of $13.0 million related to racing licenses and long-lived assets.

[iii] For the year ended December 31, 2002, the California operations segment includes a non-cash write-down of excess real estate of $5.8 million, the Southern U.S. operations includes a non-cash write-down of $7.6 million related to racing licenses and long-lived assets and the Northern U.S. operations includes a non-cash write-down of $9.9 million related to racing licenses and long-lived assets.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

	December 31, 2004	December 31, 2003
Total Assets		
California operations	**$ 310,026**	$ 311,988
Florida operations	**205,149**	178,040
Maryland operations	**168,073**	143,486
Southern U.S. operations	**105,024**	105,357
Northern U.S. operations	**119,973**	116,725
Canadian operations	**98,723**	95,996
European operations	**176,906**	90,419
Technology operations	**15,439**	12,821
	1,199,313	1,054,832
Corporate and other	**74,782**	135,729
Total racing operations	**1,274,095**	1,190,561
Non-Core Real Estate	**2,512**	9,345
Golf and other	**126,746**	123,034
Total real estate and other operations	**129,258**	132,379
Total assets	**$ 1,403,353**	$ 1,322,940

	Years ended December 31, 2004	2003	2002
Real estate properties and fixed asset additions			
Racing operations	**$ 137,022**	$ 102,940	$ 96,746
Real estate and other operations	**2,918**	3,018	10,419
Total real estate properties and fixed assets additions	**$ 139,940**	$ 105,958	$ 107,165

Reconciliation of EBITDA to Net Loss

	Year ended December 31, 2004 **Racing Operations**	**Real Estate and Other Operations**	**Total**
EBITDA	$ (49,301)	$ 13,597	$ (35,704)
Interest expense (income), net	25,456	(1,365)	24,091
Depreciation and amortization	34,495	3,015	37,510
Income (loss) before income taxes	(109,252)	11,947	(97,305)
Income tax benefit			(1,669)
Net loss			$ (95,636)

	Year ended December 31, 2003 Racing Operations	Real Estate and Other Operations	Total
EBITDA	$ (118,126)	$ 190	$ (117,936)
Interest expense (income), net	14,011	(391)	13,620
Depreciation and amortization	29,025	2,872	31,897
Loss before income taxes	(161,162)	(2,291)	(163,453)
Income tax benefit			(58,356)
Net loss			$ (105,097)

	Year ended December 31, 2002 Racing Operations	Real Estate and Other Operations	Total
EBITDA	$ (3,442)	$ 3,995	$ 553
Interest expense (income), net	2,110	(1,401)	709
Depreciation and amortization	20,060	2,774	22,834
Income (loss) before income taxes	(25,612)	2,622	(22,990)
Income tax benefit			(8,595)
Net loss			$ (14,395)

Geographic Segments

Revenues by geographic segment of the Company are as follows:

	Years ended December 31,		
	2004	2003	2002
United States	**$ 663,432**	$ 670,352	$ 530,544
Canada	**41,806**	28,943	7,718
Europe	**26,339**	9,640	10,959
	$ 731,577	$ 708,935	$ 549,221

Real estate properties, fixed assets, racing licenses and other assets, net of accumulated depreciation and amortization, by geographic segment are as follows:

	December 31,		
	2004	2003	2002
United States	**$ 881,716**	$ 826,495	$ 914,834
Canada	**159,530**	152,809	77,090
Europe	**178,221**	140,098	89,911
	$ 1,219,467	$ 1,119,402	$ 1,081,835

18. TRANSACTIONS WITH RELATED PARTIES

[a] In December 2004, certain of the Company's subsidiaries entered into a project financing arrangement with MID for the reconstruction of facilities at Gulfstream Park of $115 million. The project financing is made by way of progress draw advances to fund reconstruction. The loan has a ten-year term from the completion date of the reconstruction project. The anticipated completion date for the Gulfstream Park reconstruction project is the first quarter of 2006. Prior to the completion date, amounts outstanding under the loan will bear interest at a floating rate equal to 2.55% per annum above MID's notional cost of borrowing under its floating rate credit facility, compounded monthly (5.8% at December 31, 2004). After the completion date, amounts outstanding under the loan will bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2008, payment of interest will be deferred. Commencing January 1, 2008, the Company will make monthly blended payments of principal and interest based on a 25-year amortization period commencing on the completion date. The loans contain cross-guarantee, cross-default and cross-collateralization provisions. The loan is guaranteed by The Meadows and is collateralized principally by first-ranking security over the lands forming part of the race track operations at Gulfstream Park and The Meadows and certain lands adjacent to the racetrack operations at Gulfstream Park and over all other assets of Gulfstream Park and The Meadows, excluding licenses and permits. At December 31, 2004, $26.4 million was outstanding under the Gulfstream Park loan. The Company incurred loan origination expenses of $3.0 million, which have been recorded as a reduction of the outstanding loan balance. The loan balance will be accreted to its face value over the term to maturity.

In December 2004, certain of the Company's subsidiaries also entered into a binding term sheet with MID for project financing to fund part of the proposed redevelopment at The Meadows for $77 million. The project financing for The Meadows redevelopment would be on substantially the same terms as the project financing for the Gulfstream Park redevelopment and would be guaranteed by the Company's subsidiary that owns and operates Gulfstream Park and would be cross-defaulted with the Gulfstream Park loan. The Meadows project financing is contingent on a number of events, including the issuance of a license to The Meadows to operate slot machines and additional financing from other sources.

[b] On November 1, 2004, a wholly-owned subsidiary of the Company entered into an access agreement with Magna International Inc. ("Magna") and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at the Magna Golf Club in Aurora, Ontario. The agreement, which expires on December 31, 2014, stipulates an annual fee of $4.2 million (Cdn. $5.0 million) retroactive to January 1, 2004. During the year ended December 31, 2004, $3.9 million has been recognized in real estate and other revenue related to this agreement. During the years ended December 31, 2003 and 2002, $3.2 million and $2.6 million, respectively, were recognized in real estate and other revenues related to an access agreement that expired on December 31, 2003.

[c] On November 1, 2004, a wholly-owned subsidiary of the Company entered into an access agreement with Magna and one of its subsidiaries for their use of the golf course and the clubhouse meeting, dining and other facilities at Fontana Sports in Oberwaltersdorf, Austria. The agreement, which expires on December 31, 2014 stipulates an annual fee amounting to $3.4 million (Euros 2.5 million), retroactive to March 1, 2004. During the year ended December 31, 2004, $3.2 million has been recognized in real estate and other revenue related to this agreement. During the years ended December 31, 2003 and 2002, $3.1 million and $2.4 million were recognized in real estate and other revenue related to an access agreement that expired on March 1, 2004.

The Company has granted Magna a right of first refusal to purchase the Company's two golf courses.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

[d] In September 2004, a subsidiary of the Company entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan, for $33.5 million, which may serve as the site of the Company's proposed racetrack in Romulus, Michigan. The option expires on June 30, 2005. For this option, the Company paid MID $10 thousand, which if the option is exercised by the Company, would be applied to the purchase price on closing. If the Company is unable to obtain a racing license for this site, or if the Company is unable to renew this option arrangement with MID upon its expiry, then the Company would incur a write-down of the costs that have been incurred with respect to entitlements on this property and in pursuit of this license. At December 31, 2004 the Company has incurred approximately $2.8 million of costs related to this property and in pursuit of the license.

[e] On August 19, 2003, the shareholders of the Company's former parent company, Magna, approved the spin-off to its shareholders of its wholly-owned subsidiary, MID. As a result of the spin-off transaction, which was effected on September 2, 2003, MID has acquired Magna's controlling interest in the Company. The Company and MID operate as separate public companies each having its own board of directors and management team.

[f] During the year ended December 31, 2002, the Company sold certain non-core real estate properties located in Canada, the United States and Europe to affiliates of Magna for total proceeds of $42.4 million, for use in their automotive business. The gain on the sale of the properties of approximately $10.0 million, net of tax, is reported as a contribution to equity.

[g] Development real estate includes $9.9 million which represents the book value of the remaining Aurora lands transferred to the Company by Magna under a conditional sale agreement. The conditional sale agreement is subject to the successful severance of the affected properties. If severance is not obtained within a specified period such that Magna retains ownership of the Aurora lands, Magna must return $9.9 million to the Company with interest. Prior to completion of the conditional sale, the property is being leased by the Company from Magna for a nominal amount.

[h] One of the Company's subsidiaries has been named as a defendant in a class action brought in a United States District Court by various plaintiffs. The plaintiffs in this action claim unspecified compensatory and punitive damages, for restitution and disgorgement of profits, all in relation to forced labor performed by the plaintiffs for such subsidiary and certain other Austrian and German corporate defendants at their facilities in Europe during World War II and certain property right claims. As a result of a reorganization in prior years, the Company acquired the shares of such subsidiary. Under Austrian law, such subsidiary would be jointly and severally liable for the damages awarded in respect of these class action claims. An Austrian subsidiary of Magna has agreed to indemnify such subsidiary for any damages or expenses associated with this case.

[i] During the year ended December 31, 2004, the Company paid $2.0 million (for the year ended December 31, 2003 - $2.8 million) of rent for totalisator equipment and fees for totalisator services to AmTote, a company in which the Company has a 30% equity interest (note 2).

[j] During the year ended December 31, 2004, the Company incurred $2.7 million (for the year ended December 31, 2003 - $1.2 million; for the year ended December 31, 2002 - $1.1 million) of rent for facilities and central shared services to Magna and one of its subsidiaries.

19. COMMITMENTS AND CONTINGENCIES

[a] The Company generates a substantial amount of its revenues from wagering activities and, therefore, it is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

[b] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

[c] The Company also has letters of credit issued with various financial institutions of $4.6 million to guarantee various construction projects related to activity of the Company. These letters of credit are secured by cash deposits of the Company.

[d] The Company has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licenses and permits at certain racetracks and to guarantee various construction projects related to activity of its subsidiaries. As of December 31, 2004, these indemnities amounted to $9.0 million with expiration dates through 2005.

[e] At December 31, 2004, the Company had commitments under operating leases requiring minimum annual rental payments for the years ending December 31 as follows:

2005	$ 3,149
2006	1,421
2007	1,031
2008	853
2009	555
Thereafter	531
	$ 7,540

Commitments under operating leases do not include contingent rental payments.

For the year ended December 31, 2004, payments under these operating leases amounted to approximately $9.1 million (for the year ended December 31, 2003 - $8.4 million; for the year ended December 31, 2002 - $3.8 million). The Company also rents or leases certain totalisator equipment and services, for which the annual payments are contingent upon handle, live race days and other factors. The Company's rent expense relating to the totalisator equipment and services was $5.7 million for the year ended December 31, 2004 (for the year ended December 31, 2003 - $6.5 million; for the year ended December 31, 2002 - $4.7 million).

The Company occupies land for the Remington Park racing facility under an operating lease that extends through 2013. The lease also contains options to renew for five 10-year periods after the initial term. The Company is obligated to pay rent based on minimum annual rental payments ranging from $111 thousand to $133 thousand plus one-half of one percent of the wagers made at the track in excess of $187 million during the racing season. The percentage rent was not applicable for the years ended December 31, 2004, 2003 and 2002.

The Bay Meadows lease expired on December 31, 2004 and as a result, certain fixed assets were disposed of for $1.0 million,which resulted in a loss of $0.1 million being recognized on this transaction in the year ended December 31, 2004. The Company is exploring alternative venues including vacant land that has been purchased in Dixon, California for future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex. This project is still in the early stages of planning and is subject to regulatory and other approvals. The Company's operating results will be materially adversely affected at least until such time as an alternative venue can be opened or additional revenue source arrangements secured. There can be no assurance that operating at an alternative venue in the future will be as profitable as the Bay Meadows operation has been. Bay Meadows earnings before income taxes for the year ended December 31, 2004 were $3.1 million.

On December 23, 2004, the Company announced that it would not renew its lease of the Multnomah Greyhound Park in Portland, Oregon when the lease expired on December 31, 2004. The Company purchased the operating rights for the greyhound track in October 2001. Multnomah Greyhound Park had a loss before income taxes for the year ended December 31, 2004 of $2.6 million.

In June 2003, the Company purchased an approximately 22% interest in the real property upon which Portland Meadows is located, and also purchased the long-term rights to operate the facility pursuant to an operating lease. The operating lease requires the Company to pay rent equal to one percent of the wagers made at the track (including wagers on both live and import races), and also an additional percentage of revenues for other activities as follows: (a) one percent of revenues for horse-related activities, including simulcasting of horse races during the non-live season, (b) five percent of revenues not related to horse racing up to $800 thousand, and (c) three percent of revenues not related to horse racing in excess of $800 thousand. As the owner of an approximately 22% interest in the real property, the Company receives approximately 22% of the rent payments, which are applied to the rental payments made by the Company in order to reduce rent expense which is reflected in racing operating costs on the consolidated statements of operations and comprehensive income (loss).

[f] In connection with its acquisition of a controlling interest in The Maryland Jockey Club, Maryland Racing, Inc., a wholly-owned subsidiary of the Company, agreed with the Maryland Racing Commission to spend a minimum of $5.0 million by August 31, 2003, an additional $5.0 million by December 31, 2003, and an additional $5.0 million by June 30, 2004 on capital expenditures and renovations at Pimlico Race Course, Laurel Park, Bowie Training Center and their related facilities and operations. As at December 31, 2004, this commitment was fulfilled.

[g] Contractual commitments outstanding at December 31, 2004, which related to construction and development projects, amounted to approximately $78.6 million.

[h] The Maryland Jockey Club is a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement replaced a previous agreement (the "Maryland Revenue Sharing Agreement"), which was effective as of January 1, 2000 and expired on April 18, 2004. The Maryland Operating Agreement has been in effect since June 9, 2004, and expires on April 30, 2005, unless extended by all parties.

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

The Maryland Revenue Sharing Agreement enabled wagering to be conducted, both day and evening, on live and simulcast thoroughbred and harness races at Pimlico, Laurel Park and Rosecroft and the three Maryland off-track betting facilities operated by them. Under the agreement, wagering revenue from these sources was pooled and certain expenses and obligations were pooled and paid from those revenues to generate net wagering revenue. This net wagering revenue was then distributed 80% to The Maryland Jockey Club and 20% to Rosecroft. Commencing April 19, 2004, The Maryland Jockey Club and Rosecroft are no longer pooling their wagering revenue and distributing net wagering revenue as they did under the Maryland Revenue Sharing Agreement. From April 19, 2004 until June 9, 2004, they operated under a state law, which precluded The Maryland Jockey Club from operating after 6:15 p.m. without Rosecroft's consent, and the federal Interstate Horseracing Act, which provides that, without the consent of The Maryland Jockey Club, Rosecroft cannot accept simulcast wagering on horse racing during the times that Pimlico or Laurel Park are running live races.

Since coming into effect on June 9, 2004, the Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agrees to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and The Maryland Jockey Club agrees to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

Under the Maryland Operating Agreement, the parties have agreed to make a good faith effort to reach a long-term agreement on cross-breed simulcasting and off-track betting facilities in the State of Maryland. Without an arrangement similar in effect to the Maryland Revenue Sharing Agreement or the Maryland Operating Agreement, there would be a material decline in the revenues, earnings and purses of The Maryland Jockey Club. At this time, the Company is uncertain as to the likelihood of a renewal of this agreement on comparable terms.

[i] The Company is considering a redevelopment of the entire stable area at Laurel Park (the "Laurel Park Redevelopment"). In the event this development were to proceed as currently contemplated, the Laurel Park Redevelopment would include the construction of new barns, dormitories and grooms' quarters. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if the Laurel Park Redevelopment is completed is approximately $3.1 million. If the Company decides to proceed with the Laurel Park Redevelopment and obtains the approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If the Company proceeds, the project would be scheduled to minimize any interference with Laurel Park's racing season, however, with a project of this magnitude, there will likely be a temporary disruption of Laurel Park's operations during a racing season and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings generated at Laurel Park during that season.

[j] The Company is considering a redevelopment of the clubhouse/grandstand at The Meadows ("The Meadows Redevelopment"). In the event the Company obtains a slot machine license for The Meadows and this development were to proceed as currently contemplated, The Meadows Redevelopment would include the construction of a new clubhouse/grandstand with a facility to house slot machines. The aggregate carrying value at December 31, 2004 of the assets that would be demolished if The Meadows Redevelopment is completed is approximately $8.3 million. If the Company decides to proceed with The Meadows Redevelopment and obtains approval of its Board of Directors, a reduction in the expected life of the existing assets would occur and a write-down would be necessary. If the Company proceeds, the Company's goal would be to minimize any interference with The Meadows' operations, however, with a project of this magnitude, there will likely be a temporary disruption of The Meadows' operations and there is risk that the redevelopment will not be completed according to schedule. Any interference with the racing operations would result in a reduction in the revenues and earnings at The Meadows.

[k] In October 2003, the Company signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc., ("Forest City") and various affiliates of the Company anticipating the ownership and development of a portion of the Gulfstream Park racetrack. In April 2004, the Company signed a Pre-Development Management Agreement which governs the activities of the parties and obligates the parties to work together to plan, design, entitle, pre-lease, contract to construct and finance a project. The Agreement also contemplates a conceptual development and business plan for the project. Upon execution of this Agreement, Forest City paid $1 million to the Company in consideration for their right to work exclusively with the Company on this project and to secure the performance of their obligations under the Agreement. Forest City and the Company then collectively developed a Business Plan which upon completion, Forest City provided an additional $1 million to the Company. These two deposits have been reflected as other accrued liabilities on the Company's consolidated balance sheets. Under certain conditions, these deposits may be refundable to Forest City. Under the terms of the Letter of Intent and also the Pre-Development Management Agreement, the Company may be responsible for additional equity contributions, however to December 31, 2004, the Company has not made any such contributions.

[l] In April 2004, the Company signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and various affiliates of the Company to develop certain undeveloped lands surrounding our Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, the Company deposited $200,000 into a joint account to be used for the purpose of co-funding the development of a business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005. The Company has contributed an additional $200,000 in 2004. The deposits have been reflected as other assets on the Company's consolidated balance sheets. The Company is continuing to explore these developmental opportunities but to December 31, 2004 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, the Company may be responsible for additional equity contributions, however to December 31, 2004, the Company has not made any such contributions.

20. OTHER LONG-TERM LIABILITIES

Other long-term liabilities is comprised as follows:

	December 31,	
	2004	2003
Deferred initiation fees and other revenue	**$ 11,555**	$ 10,445
Fair value of interest rate swap (note 16[c])	**106**	1,206
Pension liability	**173**	74
Other	**85**	-
	$ 11,919	$ 11,725

Employee Defined Benefit Plans

The Company's Santa Anita Park racetrack has a pension plan that consists of a non-contributory defined benefit retirement plan for year-round employees who are at least 21 years of age, have one or more years of service, and are not covered by collective bargaining agreements. Plan assets consist of a group of annuity contracts with a life insurance company. Plan benefits are based primarily on years of service and qualifying compensation during the final years of employment. Funding requirements comply with federal requirements that are imposed by law.

The net periodic pension cost of the Company for the years ended December 31, 2004, 2003 and 2002 included the following components:

	Years ended December 31,		
	2004	2003	2002
Components of net periodic pension cost:			
Service cost	**$ 437**	$ 413	$ 489
Interest cost on projected benefit obligation	**685**	647	679
Actual (return) loss on plan assets	**(825)**	(1,015)	64
Net amortization and deferral	**271**	452	(587)
Net periodic pension cost	**$ 568**	$ 497	$ 645

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plan:

	Years ended December 31,		
	2004	2003	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	**$ 11,711**	$ 12,237	$ 10,790
Service cost	**437**	413	489
Interest cost	**685**	647	679
Benefits paid	**(569)**	(540)	(543)
Actuarial (gains) losses	**1,840**	(1,046)	822
Benefit obligation at end of year	**14,104**	11,711	12,237
Change in plan assets:			
Fair value of plan assets at beginning of year	**9,962**	9,062	9,298
Actual return (loss) on plan assets	**825**	1,015	(64)
Company contributions	**470**	425	371
Benefits paid	**(569)**	(540)	(543)
Fair value of plan assets at end of year	**10,688**	9,962	9,062
Funded status of plan (underfunded)	**(3,416)**	(1,749)	(3,175)
Unrecognized net loss	**3,243**	1,675	2,818
Net pension liability	**$ (173)**	$ (74)	$ (357)

[all amounts in U.S. dollars unless otherwise noted and all tabular amounts in thousands, except per share figures]

Assumptions used in determining the funded status of the retirement income plan are as follows:

	Years ended December 31,		
	2004	2003	2002
Weighted average discount rate	**5.0%**	6.0%	6.0%
Weighted average rate of increase in compensation levels	**4.0%**	5.0%	5.0%
Expected long-term rate of return	**6.0%**	6.0%	6.0%

The measurement date and related assumptions for the funded status of the Company's retirement income plan are as of the end of the year.

The Company also participates in several multi-employer benefit plans on behalf of its employees who are union members. Company contributions to these plans were $5.0 million in the year ended December 31, 2004 (year ended December 31, 2003 - $5.9 million; year ended December 31, 2002 - $3.9 million). The data available from administrators of the multi-employer pension plans is not sufficient to determine the accumulated benefit obligations, nor the net assets attributable to the multi-employer plans in which Company employees participate.

The Company offers various 401(k) plans (the "Plans") to provide retirement benefits for employees. All employees who meet certain eligibility requirements are able to participate in the Plans. Discretionary matching contributions are determined each year by the Company. The Company contributed $1.5 million in the year ended December 31, 2004 (year ended December 31, 2003 - $0.7 million; year ended December 31, 2002 - $0.4 million) to the Plans.

Long-term Incentive Plan

The Company has a Long-term Incentive Plan (the "Plan") (adopted in 2000) which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of Class A Subordinate Voting Stock are available to be issued under the Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the Plan.

The Company grants stock options to certain directors, officers, key employees and consultants to purchase shares of the Company's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of the Company at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by the Company with each recipient of options.

Information with respect to shares under option is as follows:

	Shares Subject to Option			Weighted Average Exercise Price		
	2004	2003	2002	**2004**	2003	2002
Balance, Beginning of Year	**4,841,500**	5,361,833	4,453,333	**$ 6.14**	$ 6.18	$ 5.99
Granted	**200,000**	640,000	947,500	**6.41**	6.93	7.00
Exercised	**(175,000)**	(6,000)	(18,000)	**4.87**	4.88	4.88
Forfeited[i]	**(366,000)**	(1,154,333)	(21,000)	**6.30**	6.78	5.37
Balance, End of Year	**4,500,500**	4,841,500	5,361,833	**$ 6.18**	$ 6.14	$ 6.18

[i] For the year ended December 31, 2004, options forfeited were primarily as a result of employment contracts being terminated and voluntary employee resignations. For the year ended December 31, 2003, options forfeited were primarily as a result of employment contracts being terminated for certain employees due to down sizing of the corporate office. No options that were forfeited for the years ended December 31, 2004 and 2003 were subsequently reissued.

Information regarding stock options outstanding is as follows:

	Options Outstanding			Options Exercisable		
	2004	2003	2002	**2004**	2003	2002
Number	**4,500,500**	4,841,500	5,361,833	**3,909,430**	3,996,811	3,905,623
Weighted average exercise price	**$ 6.18**	$ 6.14	$ 6.18	**$ 6.14**	$ 6.10	$ 6.18
Weighted average remaining contractual life (years)	**5.6**	6.6	7.1	**5.3**	6.3	6.6

Pro-forma information regarding net loss and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method under SFAS 123. The average fair values of the stock option grants in 2004 were $2.38 (for the year ended December 31, 2003 - $1.50; for the year ended December 31, 2002 - $3.41). The fair value of stock option grants in 2004 was estimated at the date of grant using the following assumptions:

	Years ended December 31,		
	2004	2003	2002
Risk free interest rates	**3.0%**	2.0%	3.0%
Dividend yields	**0.84%**	0.84%	0.77%
Volatility factor of expected market price of Class A Subordinate Voting Stock	**0.574**	0.534	0.549
Weighted average expected life (years)	**4.00**	4.00	4.07

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The Company's SFAS 123 pro-forma net loss and the related per share amounts are as follows:

	Years ended December 31,		
	2004	2003	2002
Net loss, as reported	**$ (95,636)**	$ (105,097)	$ (14,395)
Pro-forma stock compensation expense determined under the fair value method, net of tax	**(972)**	(2,181)	(3,009)
Pro-forma net loss	**$ (96,608)**	$ (107,278)	$ (17,404)
Loss per share			
Basic - as reported	**$ (0.89)**	$ (0.98)	$ (0.14)
Basic - pro-forma	**$ (0.90)**	$ (1.00)	$ (0.17)
Diluted - as reported	**$ (0.89)**	$ (0.98)	$ (0.14)
Diluted - pro-forma	**$ (0.90)**	$ (1.00)	$ (0.17)

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period.

21. SUBSEQUENT EVENTS

On February 18, 2005, one of the Company's Canadian subsidiaries entered into a financing arrangement, which is collateralized by an assignment of the future amounts receivable under the Magna Golf Club access agreement. The Company received proceeds of $11.1 million (Cdn. $13.7 million) that is repayable in three annual installments of $5.0 million Cdn. commencing January 1, 2006 until the third installment has been made in 2008. The interest rate implicit in the arrangement is 5.08%.

Supplementary Financial Information

Magna Entertainment Corp.

Quarterly Information

(U.S. dollars in thousands, except per share figures)
(unaudited)

For the year ended December 31, 2004	March 31	June 30	September 30	December 31	Total
Revenue	$ 291,824	$ 198,490	$ 102,275	$ 138,988	$ 731,577
EBITDA	34,563	(15,267)	(30,349)	(24,651)	(35,704)
Net income (loss)	21,117	(25,475)	(50,325)	(40,953)	(95,636)
Diluted earnings (loss) per share	0.19	(0.24)	(0.47)	(0.38)	(0.89)

For the year ended December 31, 2003	March 31	June 30	September 30	December 31	Total
Revenue	$ 270,115	$ 188,267	$ 104,475	$ 146,078	$ 708,935
EBITDA	31,839	10,977	(12,599)	(148,153)	(117,936)
Net income (loss)	12,650	811	(15,397)	(103,161)	(105,097)
Diluted earnings (loss) per share	0.12	0.01	(0.14)	(0.96)	(0.98)

For the year ended December 31, 2002	March 31	June 30	September 30	December 31	Total
Revenue	$ 248,799	$ 128,168	$ 65,433	$ 106,821	$ 549,221
EBITDA	37,046	7,536	(11,220)	(32,809)	553
Net income (loss)	18,615	1,082	(9,742)	(24,350)	(14,395)
Diluted earnings (loss) per share	0.22	0.01	(0.09)	(0.23)	(0.14)

Reconciliation of Non-GAAP to GAAP Financial Measures

(U.S. dollars in thousands)
(unaudited)

Earnings (Loss) Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")	**2004**	2003	2002	2001	2000	1999
Income (loss) before income taxes	**$ (97,305)**	$ (163,453)	$ (22,990)	$ 22,813	$ 1,553	$ 2,773
Interest expense (income), net	**24,091**	13,620	709	2,682	215	(920)
Depreciation and amortization	**37,510**	31,897	22,834	26,194	20,061	7,924
EBITDA	**$ (35,704)**	$ (117,936)	$ 553	$ 51,689	$ 21,829	$ 9,777

Trading Data and Stock Listings

Trading Data – Class A Subordinate Voting Stock

	Nasdaq (MECA)		TSX (MEC.SV.A)	
2004	**High**	**Low**	**High**	**Low**
	($US)		*($Cdn)*	
1st Quarter	5.46	5.20	7.95	6.25
2nd Quarter	5.52	5.25	8.58	6.40
3rd Quarter	6.12	5.90	9.40	6.35
4th Quarter	5.90	5.65	7.66	5.70

As of March 9, 2005, there were 595 registered holders of Class A Subordinate Voting Stock.

Stock Listings

Class A Subordinate Voting Stock
Nasdaq National Market – **MECA**
Toronto Stock Exchange – **MEC.SV.A**

Corporate Directory

Board of Directors

John R. Barnett
President and Chief Executive Officer, Rothmans, Benson & Hedges Inc.

Jerry D. Campbell
Chairman of the Board, Republic Bancorp Inc.

W. Thomas Hodgson
President and Chief Executive Officer, Magna Entertainment Corp.

Louis E. Lataif
Dean, School of Management, Boston University

Edward C. Lumley
Vice-Chairman, BMO Nesbitt Burns Inc.

William J. Menear
President and Chief Executive Officer, William Menear & Associates Limited

Jim McAlpine
Vice-Chairman, Corporate Development, Magna Entertainment Corp.

Dennis Mills
Vice-Chairman, MI Developments Inc.

Gino Roncelli
Chief Executive Officer, Roncelli Plastics Inc.

Frank Stronach
Chairman of the Board, Magna International Inc.

Transfer Agents and Registrars

Canada
Computershare Trust Company of Canada
Toronto, Ontario, Canada
Telephone: 1-800-564-6253
email: service@computershare.com

United States
Computershare Trust Company, Inc.
Denver, Colorado, USA
Telephone: 1-800-962-4284

The 2005 Annual Meeting of Stockholders

The 2005 Annual Meeting of Stockholders will be held at:
Le Royal Meridien King Edward Hotel
37 King Street East
Toronto, Ontario, Canada
Monday, May 2, 2005
11:00 A.M.

Corporate Officers

Frank Stronach
Chairman

W. Thomas Hodgson
President and Chief Executive Officer

Jim McAlpine
Vice-Chairman, Corporate Development

Dennis Mills
Vice-Chairman

Donald Amos
Executive Vice-President and Chief Operating Officer

Blake Tohana
Executive Vice-President and Chief Financial Officer

Frank DeMarco, Jr.
Vice-President, Regulatory Affairs

Mary Lyn Seymour
Controller

Lee Jackson
Secretary

Track Locations and Major Operations

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

Flamboro Downs
967 Highway 5
Dundas, Ontario, Canada L9H 5G1
Telephone: (905) 627-3561

Golden Gate Fields
1100 East Shore Highway
Albany, California, USA 94706
Telephone: (510) 559-7300

Great Lakes Downs
4800 Harvey Street
Muskegon, Michigan, USA 49444
Telephone: (231) 799-2400

Gulfstream Park
901 South Federal Highway
Hallandale Beach, Florida, USA 33009
Telephone: (954) 454-7000

Laurel Park
Route 198 & Racetrack Road
Laurel, Maryland, USA 20724
Telephone: (301) 725-0400

Lone Star Park at Grand Prairie
1000 Lone Star Parkway
Grand Prairie, Texas, USA 75050
Telephone: (972) 263-7223

Magna Racino™
Racino Platz 1
A-2483 Ebreichsdorf, Austria
Telephone: 011-43-2254-900-0

The Meadows
Racetrack Road
Meadow Lands, Pennsylvania, USA 15347
Telephone: (724) 225-9300

Pimlico Race Course
5201 Parkheights Avenue
Baltimore, Maryland, USA 21215
Telephone: (410) 542-9400

Portland Meadows
1001 N. Schmeer Road
Portland, Oregon, USA 97217
Telephone: (503) 285-9144

Remington Park
One Remington Place
Oklahoma City, Oklahoma, USA 73111
Telephone: (405) 424-1000

Santa Anita Park
285 W. Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223

Thistledown
21501 Emery Road
North Randall, Ohio, USA 44128
Telephone: (216) 662-8600

Fex Straw Manufacturing Inc.
191 Magna Boulevard
Lumberton, North Carolina, USA 28360
Telephone: (910) 671-4141

Fontana Sports
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-606-401

Magna Golf Club
14780 Leslie Street
Aurora, Ontario, Canada L4G 7C3
Telephone: (905) 726-3456

HorseRacing TV™
Telephone: 1-866-733-HRTV
(1-866-733-4788)
customerservice@hr.tv
www.hr.tv

RaceONTV™
Telephone: 011-43-2253-600-0
www.raceontv.com

XpressBet®
200 Racetrack Road
Washington, PA 15301
Telephone: 1-866-88XPRESS
(1-866-889-7737)
customerservice@xpressbet.com
www.xpressbet.com

Copies of MEC's Financial Statements for the Year Ended December 31, 2004 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov/edgarhp.htm for U.S. shareholders, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com for Canadian shareholders. MEC's Reports on Form 10-K, Form 10-Q and Form 8-K and other required securities filings can also be found on EDGAR and SEDAR.



MEC

Magna Entertainment Corp.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel: (905) 726-2462

www.magnaentertainment.com

Printed in Canada